As filed with the Securities and Exchange Commission on September 23, 2005. Registration Statement No. 333 -__

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HYDROGEN CORPORATION.
(Name of Small Business Issuer in its Charter)

Nevada	3620	86-0965692
(State or jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1801 Route 51 South
Jefferson Hills, PA 15025
412-405-1000
(Address and telephone number of principal executive offices)

Joshua Tosteson, President
HydroGen Corporation
1801 Route 51 South
Jefferson Hills, PA 15025
Telephone: (412) 405-1000
Facsimile: (412) 405-1005
(Name, address and telephone number of agent for service)

Copies to:

Andrew D. Hudders, Esq.
Graubard Miller
405 Lexington Avenue - 19th Floor
New York, NY 10174
Telephone: (212) 818-8800 (x8614)
Facsimile (212) 818-8881

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price(1) Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock	4,438,224	$7.85(1)	$34,840,058.40	$4,100.67
TOTAL				$4,100.67

(1)	Pursuant to Rule 457(c), the fee is based on the market price of a share of common stock on September 21, 2005.
__________________

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any state.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED SEPTEMBER 23, 2005.

HYDROGEN CORPORATION

4,438,224 Shares of Common Stock

This prospectus covers up to 4,438,224 shares of common stock of HydroGen Corporation that may be offered for resale, or otherwise disposed for the account of, the selling stockholders set forth under the heading “Selling Stockholders” beginning on page 42.

The shares of common stock are traded on the OTC Bulletin Board under the symbol HYDG. The last sale price of the common stock on September 21, 2005 was $7.85.

HydroGen Corporation will not receive any proceeds from the sale or other disposition of the shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September ___, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, paying particular attention to the section entitled Risk Factors.

All the share numbers in this prospectus have been adjusted for the 1 for 25 reverse common stock split completed August 19, 2005.

The shares of common stock that may be sold pursuant to this prospectus are those held by investors in two private placement consummated by HydroGen LLC, the operating subsidiary of HydroGen Corporation, prior to its being acquired by HydroGen Corporation, and two private placements by HydroGen Corporation in July and September 2005, the purposes of which were to raise funds for working capital. All of the selling stockholders have registration rights pursuant to their investment agreements. No securities are included in this prospectus of the management persons, the selling agents in the private placements or other person holding restricted securities of HydroGen Corporation.

Generally about us

HydroGen is a development stage company established to be a developer of multi-megawatt fuel cell systems utilizing its proprietary 400 kilowatt (kW) phosphoric acid fuel cell (PAFC) technology. HydroGen is positioning itself to compete in the growing distributed generation market, with the intention of offering complete fuel cell systems in the 6-30 megawatt (MW) range at prices that HydroGen’s management believes will be competitive with incumbent generating technologies in this size class and significantly lower than other fuel cell technologies.

Acquisition of HydroGen

On July 7, 2005, all the members of HydroGen LLC exchanged their membership interests in HydroGen for shares of HydroGen Corporation (formerly called Chiste Corporation) Series B Preferred Shares and as a result HydroGen LLC became a wholly-owned subsidiary of HydroGen Corporation and its only operating subsidiary. The exchange of securities was pursuant to an Exchange Agreement entered into on May 13, 2005. Pursuant to the Exchange Agreement, both HydroGen and HydroGen Corporation engaged in private placements. Overall, HydroGen Corporation issued to the HydroGen LLC members, the new investors in the private placements and to persons converting notes of HydroGen LLC, an aggregate of 953,824 shares of Series B Convertible Preferred Shares. As a result, the holders of the Series B Preferred Stock represented approximately 95% of the outstanding equity interests of HydroGen Corporation on the closing of the above transactions.

The Series B Preferred Shares were convertible at the rate of 185.35215 shares of common stock for one preferred share, subject to adjustment for reverse splits and other similar events, including the one for 25 reverse split of the common stock effected on August 19, 2005. Upon the effectiveness of that reverse split, the Series B Preferred Shares automatically converted into 7,071,733 shares of common stock by their terms on August 19, 2005.

The holders of the preferred shares issued in the exchange, private placements and conversion of notes entered into a voting agreement. The period of the voting agreement is one year from the closing date of the exchange transaction, except that certain institutional investors agreed to the same terms but for a shorter period of 90 days from July 7, 2005. Under the current operative provisions of the voting agreement, these persons have agreed to vote for Leo Blomen, Joshua Tosteson and a designee of each of them or two designees of each of Messrs. Blomen and Tosteson and a designee of Keating Reverse Merger Fund, LLC to serve as directors of Hydrogen Corporation. They also agree to maintain the board of directors at five persons during the terms of their voting agreements. In the event these agreements are not observed, Mr Tosteson has their proxies to enforce the voting provisions.

Recent Financings

July 2005 Reorganization Financing

In connection with the closing of the exchange transaction, the completion of the HydroGen LLC private placement generating gross proceeds of $6,536,283, and the sale of Series B Preferred Shares to several affiliated institutional investors for an aggregate of $7,000,000 in gross proceeds, the company raised an aggregate of $13,536,283. In connection with the exchange transaction and private placement, holders of an aggregate of $2,000,000 of debt of HydroGen LLC converted their principal into Series B Preferred Shares on the same terms as the investors in the private placement. Battenkill Capital, Inc. was the placement agent for the private placements and engaged certain other selling agents. Together Battenkill and the other selling agents were paid $1,010,346 and issued HydroGen LLC membership interests which were immediately exchanged for 17,948 Series B Preferred Shares, which converted on August 19, 2005 into 133,068 shares of common stock on a post- reverse split basis. The net proceeds from the offerings, less commissions to the placement agent, on a consolidated basis were $12,525,937.

September 2005 Private Placement

On September 9, 2005 and September 21, 2005, HydroGen Corporation sold an aggregate of 134,439 shares of common stock for aggregate proceeds of $600,000, at $4.463 per share, in a private placement to two institutional investors. The company paid $13,500 in commissions to Keating Investments, LLC for this investment.

Registration Rights for July and September Financings

In connection with the July and September private offerings, HydroGen Corporation agreed to register the common stock into which the Series B Preferred Shares converted and the common stock sold to investors. HydroGen Corporation is obligated to file a registration statement before October 5, 2005 and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable. In the event that it does not file the registration statement as agreed or have the registration statement effective by December 4, 2005 and in certain other instances, it must pay to certain of the selling security holders cash penalties as liquidated damages. The liquidated damages may aggregate as much as $700,000, and are in addition to other damages and penalties that the holders with this right may seek from HydroGen Corporation. HydroGen Corporation must keep the registration statement effective for such time as is required to permit the persons with registered shares to be able to sell them in the public market either under the registration statement or Rule 144.

August 2005 State of Ohio Development Grant

On August 26, 2005, the State of Ohio, Department of Development, provided to HydroGen Corporation, $1,250,000 as a development grant for a three phase program to deploy, demonstrate and commercialize the company’s 400 kW phosphoric acid fuel cell system. The grant is under an Ohio Fuel Cell Initiative Demonstration Program and is to be used towards the costs associated with the commercial demonstration and validation of the company’s air-cooled phosphoric acid fuel cell module technology and for the procurement and preparation of the plant equipment, system engineering, plant construction and initial operations. The grant is given on the understanding that the company will establish the corporation headquarters in Ohio within the next two years, locate manufacturing facilities in Ohio by 2008, and create new full-time jobs at both the skilled and unskilled level. The development work is expected to be undertaken during the period 2005 to 2008. The grant was also contingent on the company raising its own capital, which it achieved in July 2005.

The grant of the funds is on a reimbursement basis, provided the company meets the objectives of the grant and is carrying out the terms of the defined project as represented to the state. The grant reimbursement period runs from September 1, 2005 to July 31, 2007, and funds not requested during that period will be returned to the grantor and not available to the company. The grant is a deployment of federal development funds and as such, the company will be required to adhere to various federal regulations on their use and accountability for deployment.

The grant may be terminated if the State of Ohio determines that the company is not in compliance with certain federal regulations governing the grant or federal employment laws, the requirements of any other applicable program statute or rule or with the terms of the grant agreement, after suitable notice and the passage of cure periods. Performance under the agreement is subject to a force majeure limitation. If there is a termination, the company may not continue to incur expenses under the grant, it may be directed by the State of Ohio to dispose of various property, data, studies and reports, and the company may be liable for damages to the State of Ohio. The company may also request a termination of the grant if it is unable or unwilling to comply with the conditions of the grant.

Corporate Background

Our corporation was incorporated in Nevada in July 1999 as TSI Handling, Inc. In 2000, the corporate name was changed to Dyna-Cam Engine Corporation to pursue developing an axial cam-drive, free piston design, internal combustion engine. There was insufficient funding to implement this business plan and, effective June 30, 2003, after defaults and proper notifications, the largest senior secured lender, Aztore Holdings, Inc., acted to dispose of the corporate assets pursuant to its rights as a secured lender under its notes and Article 9 of the Uniform Commercial Code. The asset disposition did not satisfy all of Aztore’s secured liabilities. As a requirement for continued support of the company, Aztore agreed to restructure its remaining liabilities into a series of secured notes. The Aztore secured notes were convertible into shares of common stock, and subsequently the Aztore secured notes were acquired by KRM Fund.

The company, changed its name to “Chiste Corporation” in April 2004 and then conducted its operations as a “shell” corporation, the business plan of which was to identify and complete a merger or acquisition with a non-public entity whose business presented an opportunity for its shareholders. To prepare for a merger or acquisition transaction, the company did a one-for-fifty (1-for-50) reverse stock split, which became effective May 16, 2004.

On May 4, 2004, the company agreed to sell to KRM Fund an aggregate of 800,000 shares of its common stock, as adjusted for the May 2004 reverse split, at a price of $0.10 per share for a total purchase price of $80,000. Concurrently, KRM Fund purchased from Aztore the secured notes for a purchase price of $360,000, which it immediately converted into 6,645,000 shares of common stock. In connection with the above transactions, its debt obligations to Aztore were fully discharged, and an unrelated judgment creditor agreed to convert its $24,500 liability into 245,000 shares of common stock.

As part of KRM Fund’s purchase of company securities, Kevin R. Keating was appointed as the corporate secretary effective May 4, 2004. Subsequently, Kevin R. Keating was appointed a director and the president.

In order to fund the working capital needs of the company, on May 27, 2004, it sold to KRM Fund 100,000 shares of common stock at a purchase price of $0.10 per share, for an aggregate consideration of $10,000. On May 27, 2004, 400,000 shares of its common stock were issued to Kevin R. Keating, its sole officer and director, as compensation for services rendered, and 100,000 shares of common stock were issued to an outside advisor for consulting services. On November 11, 2004 and April 4, 2005, the company issued 100,000 and 135,000 shares of its common stock to an outside advisor for consulting services valued at $23,500. All of the shares of common stock issued above were granted “piggyback” registration rights which have been waived in connection with this registration for the common stock underlying the preferred shares and common stock sold in the August private placement.

August 2005 Name Change and Reverse Split

Immediately after the exchange transaction with HydroGen LLC consummated on July 7, 2005, the company took steps to change its name from “Chiste Corporation” to “HydroGen Corporation” and effect a reverse split of the outstanding common stock at the rate of one for 25 outstanding shares. These actions were completed on August 19, 2005.

In connection with the August 2005 reverse split of common stock special treatment was afforded to shareholders holding fewer than 2,500 shares of common stock to prevent those shareholders from holding less than 100 shares after the reverse split. Shareholders holding less than 2,500 shares but at least 100 shares as of the record date received 100 shares of common stock after the reverse split. The reverse split did not affect the common stock held by shareholders holding less than 100 shares as of the record date. The result of this special treatment is that 11,574 additional shares of common stock have been issued.

Company References

References to the company in this prospectus, on a consolidated basis which includes the holding company, HydroGen Corporation, and the wholly-owned subsidiary, HydroGen LLC, will be either to “HydroGen,”“we,”“us” or “our.” Where references in this prospectus are specifically to the holding company, they will be to HydroGen Corporation, and to the subsidiary, they will be to HydroGen LLC. HydroGen Corporation was incorporated in Nevada in 1999. HydroGen LLC is our operating company. HydroGen LLC was formed in 2002 in the State of Ohio. Our mailing address is at 1801 Route 51 South, Jefferson Hills, Pennsylvania 15025. Our telephone number is (412) 405-1000.

Risk Factors

You should consider carefully the following risks before you decide to invest in our common stock.

HydroGen has a limited operating history in the fuel cell industry, and therefore investors may not be able to evaluate an investment in our common stock.

HydroGen has a limited history of operations in the fuel cell industry. An investment in the company should be viewed in light of the risks and uncertainties inherently faced by a company in the early stages of development. There can be no assurance that HydroGen will achieve or sustain profitability or positive cash flows from operating activities in the future. Investors may lose their investment or the opportunity to profit from a developing business or be unable to correctly assess our ability to operate in our chosen industry.

HydroGen will require a substantial amount of additional capital to fully execute its business plan, and we are uncertain about the availability of such additional funds without which we may not be able to execute our business plan.

The business plan calls for the expenditure of substantial capital to finance power plant development projects, finance the retooling of the existing Pittsburgh area fuel cell manufacturing facility, and construction of a production facility with capacity for future large scale serial production of fuel cell stacks and potentially for other components used in the fuel cell power plants that HydroGen plans to sell and deliver. HydroGen will require additional capital to fund its expenditures, including business development, operating losses, and other cash needs to implement its market entry and cost reduction phases. Furthermore, if HydroGen decides to expand the business beyond what is currently planned, substantial amounts of additional capital will be required. HydroGen plans in the future to seek portions of the required funding from commercial sales, existing state incentive programs for fuel cells, and federally funded fuel cell demonstration programs. It may seek funds under low interest incentive based loans supported by one or more selected states. Although HydroGen currently plans to obtain some of the required additional financing through the issuance of debt instruments, conditions and circumstances may change such that HydroGen may decide to raise capital through the issuance of equity securities, which would result in dilution to existing shareholders. Any such financing terms may be adverse to existing security holders of HydroGen and could impose operational limitations on HydroGen. There can be no assurance that such additional financing will be available to HydroGen. Without the necessary funds, our business plan will have to be modified or may not be fully executed.

HydroGen received a grant from the State of Ohio that has a number of obligations that if they are not met will cause the grant to be withdrawn.

The State of Ohio has provided HydroGen a development grant of $1,250,000 on a reimbursement basis. The grant imposes a number of obligations on the company, including implement the outlined business plan in the grant application, relocate the headquarters and establish manufacturing facilities in the state, create jobs and adhear to federal and state regulations of accountability and business practice. If these are not met, the grant will be withdrawn and the ability to seek reimbursement will be terminated. Therefore the company may have expenses that it believed would be paid under the grant but will become a financial obligation under general working capital. The loss of the grant funding may limit the ability of the company to implement its business plan as currently established and require the company to seek additional funding earlier than anticipated.

HydroGen has rights to use the technology previously developed by Westinghouse Electric Power Division, but there may have to be some additional development for the technology to be useful which will present obstacles that will cost more money and time.

HydroGen acquired the rights to assets to certain fuel cell technology developed in the 1980s and early 1990s by Westinghouse Electric Power Division. There exist some areas where further development might be done or required. Certain basic materials and components may have changed in nature or specifications, and additional associated problems may materialize during the initial production of the fuel cells and fuel cell stacks. There is no certainty that fuel cell production after de-mothballing the Pittsburgh area production plant will not have a material impact upon the performance, profitability, and cash flows from future operations.

The nature and scope of HydroGen’s rights to technology previously developed by Westinghouse Electric Corporation in collaboration with the United States Department of Energy (“DOE”) are unclear which might impair our rights to use them or permit others to obtain rights of use.

HydroGen’s principal intellectual property rights with respect to fuel cell technology were acquired by a predecessor entity from the Westinghouse Electric Corporation on March 31, 1993. The agreement governing that purchase contains a very limited description of those intellectual property rights and very limited representations and warranties from Westinghouse as to the sufficiency or scope of those intellectual property rights. The technology was developed by Westinghouse in collaboration with the DOE and the precise nature and extent of Westinghouse’s rights to such technology, which are now owned by HydroGen, are unclear. In particular, certain contracts between Westinghouse and the DOE required Westinghouse to disclose inventions or discoveries to the DOE or to lose its rights as to them. Documentation is neither complete as to such contracts, nor as to disclosure and communications between the DOE and Westinghouse with respect to the technology and intellectual property developed under them. To the extent that the DOE or other parties assert claims or rights to HydroGen’s intellectual property acquired from Westinghouse, HydroGen’s ability to pursue its proposed business activities could be materially and adversely affected.

HydroGen has entered into a license of four patents from the Department of Energy which has certain requirements that if not met will cause the license to be terminable, the loss of which could impair the company’s ability to manufacture and sell its intended products or justify additional investment.

HydroGen has entered into a irrevocable and exclusive license with the DOE for four patents that are important to the design and manufacture of its intended products. The license has various obligations by the company to spend a certain amount on development, to comply with various reporting requirements and if required grant sublicenses at the direction of the DOE. If the company is in breach of any of these obligations, the license could be terminated. The loss of the right to use the patents on an exclusive basis may discourage necessary investment in the company which may limit the ability of the company to implement its business plan, and may impair the ability of the company to manufacture and sell its intended products.

HydroGen relies on trade secret and similar means to protect much of its intellectual property which may not prove to be effective, with the effect of an impairment in our rights.

HydroGen relies on trade secret law, confidentiality agreements and physical security such as restricted access to protect much of its intellectual property. These means of protection may not be effective with the consequence that others may obtain knowledge of our intellectual property. To protect its rights that others learn illegally may require HydroGen to expend time and financial resources pursuing court actions. These actions are typically expensive and are not always conclusive in favor of the claimant. In addition, though HydroGen believes doing so would be difficult, it may be possible for third parties to reverse engineer its fuel cells through inspection and testing. Finally, it is possible that third party patents may exist on which HydroGen’s technology may infringe. HydroGen’s financial condition may be impaired in any such events, and it may lose its competitive position as a result.

HydroGen has no experience manufacturing fuel cell power plants on a commercial basis which may result in delays in sales and result in additional development costs.

HydroGen has no experience designing and manufacturing fuel cell power plants on a commercial basis. HydroGen does not know whether or when it will be able to develop efficient, low-cost manufacturing capability and processes that will enable its to meet the production standards or production volumes necessary to successfully market its products. Even if HydroGen is successful in developing its manufacturing capability and processes, it does not know whether it will do so in time to meet its product commercialization schedule. Therefore, investors may lose the opportunity to profit from the development of HydroGen technology and business plan because there may be delays in sales, additional development costs and loss of market position.

Utility companies could place barriers on HydroGen’s entry into the marketplace with the result that we may not be able to sell sufficient products to sustain operations and causing unexpected losses.

Electric utilities commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity, or for having the capacity to use power from the grid for back-up purposes. The imposition of such fees could increase the cost to customers using our systems and could reduce the desirability of our systems, thereby harming our potential for successful marketing and therefore revenues or profitability. Without sufficient sales, we will not gain the credibility necessary to compete in our industry, and we may not be able to sustain our operations.

Alternatives to HydroGen technology could render its systems obsolete prior to commercialization, and therefore will cause us to curtail our current business plan and an impairment in an investment in the company.

HydroGen’s fuel cell power plants are one of a number of alternative energy products being developed today as supplements to the electric grid that have potential industrial applications, including microturbines, solar, wind, and other types of fuel cell technologies and advanced reciprocating engines. Technological advances in alternative energy products, improvements in reciprocating engine/generator sets, and other fuel cell technologies may render HydroGen’s systems obsolete, therefore causing a diminished value of an investment in the company.

HydroGen may be unable to sell and deliver or operate fuel cell power plants which will result in a loss of market opportunity and its ability to generate income.

HydroGen’s success will depend on its ability to sell and deliver fuel cell power plants. Although there is some interest indicted in its potential fuel cell power plants, no contracts for the sale and delivery of PAFC stocks have been executed to date. Factors that could adversely affect HydroGen’s ability to sell and deliver fuel cells include increased competition, increased consolidation in the energy industry (which would reduce HydroGen’s base of potential customers) and unexpected technological obsolescence of HydroGen’s air-cooled phosphoric acid fuel cell technology. Another reason for not being able to deliver the fuel cell power plants is the technological risk with all of the risks associated with new applications of technology. The inability of HydroGen to effectively sell and deliver fuel cell power plants, or to get the first few plants operational, would have a material adverse effect on HydroGen’s business, financial condition and results of operations because it will lose market opportunity and credibility.

HydroGen may be unable to obtain the necessary governmental approvals, authorizations, permits, licenses, and rights-of-way to sell, deliver and / or operate fuel cell power plants without which we will not be able to sell our systems or be able to enter the market.

The development, sales, and delivery of fuel cell power plants will depend on, among other things, HydroGen’s ability to secure and maintain regional governmental approvals, authorizations, permits and licenses. In certain jurisdictions, other legal requirements may delay, stop or impede the sales, delivery and / or operation of fuel cell power plants. There can be no assurance that HydroGen, its customers, or its contractors will successfully obtain required approvals, authorizations, permits and licenses or enter into necessary agreements, as the case may be. If HydroGen or any contractor fails to secure or maintain any necessary approvals, authorizations, permits or licenses, or faces delays in respect thereof, HydroGen may be unable to commence or complete any proposed fuel cell projects, which could materially and adversely affect HydroGen’s ability to sell, deliver or operate fuel cell power plants.

HydroGen may not be able to implement the business plan as planned, on time and within budget which may cause a loss or diminution of investment value of the common stock.

HydroGen’s ability to achieve its strategic objectives will depend in large part upon the successful, timely, and cost-effective completion of the business plan. The fuel cell projects will be offered and developed in various states, and the success of these projects will rely on contracted construction companies and subcontractors in these states. In addition to HydroGen’s obtaining and maintaining applicable governmental approvals, authorizations, permits and licenses the successful execution of the business plan is dependent upon a variety of factors, uncertainties and contingencies, many of which are beyond HydroGen’s control, such as power plant construction risks, subcontractor risks, and regulatory risks.

HydroGen is subject to competition with traditional and other alternative energy systems, any of which could be determined better, more reliable or more cost efficient and any of which could reduce demand for air-cooled phosphoric acid fuel cell power systems of the type produced by HydroGen.

HydroGen’s success depends on its ability to compete with other energy systems providers. HydroGen is likely to face competition from existing energy systems providers, including combustion power generation manufacturers and renewable energy developers, who may decide to sell to the same customers and / or to build expansions of their own power generating portfolio, and from equipment manufacturers and local contractors who typically build energy systems upon a customer’s request and may decide to build excess power generating capacity which would compete with the fuel cell power plants built by HydroGen. Further, national and regional energy utility providers that have established transmission and distribution networks throughout their home countries and / or territories may decide to enter the power plant supply industry, therewith creating more competitors on the market. Due to the highly competitive nature of the American, European and international energy industries, new companies may emerge in the future offering services and products similar to HydroGen’s. Management believes that the liberalization of the energy market is likely to attract more competitors, such as companies offering traditional technology products like combustion turbines, internal combustion engines and others, but also companies offering renewable energy technologies such as wind and solar plants, as well as biogas / biomass applications, and including other fuel cell companies offering other fuel cell types to the market, such as molten carbonate fuel cells, or solid oxide fuel cells. This intensifying competition could reduce or supplant the demand for the use of HydroGen’s fuel cell power plants.

HydroGen will be competing with a new technology which if not accepted by the marketplace will impede its ability to sell fuel cells and jeopardizes its business plan.

There can be no assurance that fuel cells will become the preferred technology for power production in the near future. New technologies may emerge, that may become more widely used than fuel cells, particularly in view of the now rapid pace of technological development in the energy industry generally. If fuel cells do not become the preferred technology for the production of distributed, as well as premium power, there will be substantially less demand for the fuel cell power plants.

As a company operating in the energy systems industry in various countries, HydroGen is or will be subject to varying degrees of regulation in each of the jurisdictions in which it operates any of which could be an impediment to marketing and sales or add unexpected costs.

There can be no assurance that regulatory, judicial and legislative changes will not have a material adverse effect on HydroGen. For example, regulators may raise material issues with regard to HydroGen’s compliance or non-compliance with applicable regulations or judicial decisions may impact on HydroGen’s operations, each of which could have a material adverse effect on HydroGen’s business, financial condition and results of operations because of added costs or as an impediment or barrier to marketing and sales.

Fuel cells are a new technology, and government regulation involving the use of fuel cells is evolving which introduces some uncertainty for customers which might therefore elect to stay with more traditional sources of energy thereby limiting our sales opportunities.

Currently, power generated by fuel cells is regulated in much the same manner as are other sources of power generation. Large scale power generation in the multi-megawatt range, which is the target market for HydroGen, is generally subject to the scrutiny of either the Federal Energy Regulatory Commission, if it affects inter-state commerce or state public service commissions if the market is wholly intrastate. While the regulatory law promulgated by these agencies will not regulate the manufacturing of fuel cells by HydroGen, such laws may affect the market for fuel cells. Currently, State and Federal government agencies are pre-disposed to provide regulatory law favorable to the commercial deployment of fuel cells. However, there is risk that government agencies will adopt regulatory law unfavorable to fuel cell commercialization. Similarly, while government agencies are also predisposed to adopt codes and regulations that enable hydrogen manufacturing, transportation and storage for use in fuel cells, there is risks that such codes and regulations could be adopted that adversely affect the fuel cell market. Further, laws creating economic incentives to produce clean power tend to favor the fuel cell market. It is difficult to assess with certainty the likelihood that government will legislate more or less such laws.

HydroGen may have difficulty in obtaining supplies which could affect its ability to produce sellable products.

HydroGen may be unable to obtain an adequate supply of materials or components to complete the fuel cell power plants. Certain components may not be widely available. A failure of any supplier to deliver the necessary materials and / or components to HydroGen on schedule or at all could delay or interrupt the construction of the fuel cell power plants. From time to time, there may be high demand in the market for some materials or components relative to the supply capacity, which could impede the ability of HydroGen to obtain the quantity of those materials and / or components it needs. Any delay in obtaining an adequate supply of materials and / or components could lead to construction delays and additional costs.

The fuel cell power plants could fail or be disrupted due to technological factors or external damage or could deteriorate more quickly than expected thereby damaging ales for this technology and diminishing the business reputation of HydroGen.

The success of the fuel cell power plants will depend in part on HydroGen’s ability to protect the plants, and their materials and/or components from external damage. There can be no assurance that the availability of the fuel cell power plants to customers will not be disrupted due to external damage caused by construction work or by events such as fires, earthquakes, floods, power losses and similar accidents or disasters. Any prolonged difficulty in accessing the fuel cell power plants could threaten HydroGen’s relationship with its customers and have a material adverse effect on HydroGen’s business, financial condition and results of operations. HydroGen cannot guarantee the actual useful life of any part of the fuel cell power plants. Additionally, although HydroGen customers may realize a recovery value of the component parts of the fuel cell stacks that will defer from the cost of the replacement stacks, HydroGen cannot warrant the recovery values attained, if any. Preventive maintenance programs and standard procedures will be in place, to minimize adverse consequences, due to faulty operational conditions of the fuel cell plants for HydroGen, and for its contractors and customers. A number of factors will affect the useful life of the fuel cell power plants, including, among other issues, quality of hydrogen, quality of construction, or unexpected deterioration. Failure of any part of the fuel cell power plants to operate for its full design life could have a material adverse effect on HydroGen’s business because they would not operate as marketed, thereby damaging sales and reputation.

HydroGen’s success depends on its ability to hire and retain key personnel without which its ability to implement its business plan will be slowed.

HydroGen’s future success depends on the skills, experience and efforts of its officers and key technical and sales employees. Its management has significant experience in the energy and the construction industries, and the loss of any one of them could materially and adversely affect HydroGen’s ability to execute its business strategy. HydroGen’s success also depends on its ability to attract, train and retain qualified engineering, technical, and sales personnel. Competition for personnel in these areas is intense and HydroGen may not be able to hire or retain the required personnel. Moreover, HydroGen may not be able to hire some of the former Westinghouse design and manufacturing engineers previously employed at the Westinghouse production facility and who played an integral role in the fuel cell development program during the late eighties and early nineties. These people are considered important to HydroGen, with tasks including: production, design development, training, and technology transfer to new workers and strategic partners. A failure to do so could have a material adverse effect on HydroGen’s business, financial condition and results of operations because without the right persons, it will not be able to implement its business plan. HydroGen does not maintain key man insurance on any of its management or employees.

HydroGen may be unable to manage its growth effectively which may result in improperly spent or managed resources or additional costs.

As a result of HydroGen’s expected growth and expansion, significant demands have been, and will continue to be, placed on HydroGen’s management, operational and financial resources and systems and controls. In order to manage growth effectively, HydroGen must continue to develop its operational and financial systems and controls, expand through the acquisition and utilization of additional facilities, hire, train, and manage a qualified employee base. Inaccuracies in HydroGen’s forecasts of market demand could result in insufficient or excessive capacity/facilities and disproportionate fixed expenses for its operations. There can be no assurance that HydroGen will be able to develop the fuel cell power plants as planned or expand at the rate anticipated in accordance with its business plan. As HydroGen proceeds with its business development and expansion, there will be increased demands on HydroGen’s customer support, sales and marketing and administrative resources. There can be no assurance that HydroGen’s engineering, production, operations, and financial control systems will continue to be adequate to maintain and effectively manage growth. Failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially and adversely affect HydroGen’s business and results of operations and cost additional sums. Managing operations in multiple jurisdictions may place further strain on HydroGen’s ability to manage its overall growth.

Anticipated growth in demand for energy systems capacity may not occur which would reduce the market and the opportunity to sell its fuel cell systems.

HydroGen’s primary customers will be operators of the fuel cell power plants for their power (and often co-generated heat) needs. To the extent local and regional demand for power generating capacity does not exceed the capacity of the current energy market suppliers, or technological advances increase the capacity of existing power generating equipment, HydroGen’s potential customers may not have a need for additional power generating capacity. Any significant decline in the local and regional demand for power generating capacity or downturn in the energy industry could result in unsold capacity of fuel cell power plants and hence lower revenues. If growth in the demand for power generating capacity for any of these, or other, reasons is less than that expected by HydroGen, there will be less demand for the fuel cell power plants, which would have a material adverse effect on HydroGen’s business, financial condition and results of operations due to a lack of demand for systems.

It is possible there are claims resulting from prior corporate activities of which HydroGen is unaware that may come to light in the future and cost the company considerable time, effort and expense to resolve.

Although prior to the exchange transaction with HydroGen LLC the company was operational only as a shell corporation for at least two years, it is possible that a claim, whether colorable or not, may be asserted against HydroGen in the future. There can be no assurance given that some person will not devise a claim and attempt to assert it in the hopes of obtaining some monetary benefit. To resolve such a claim, including payment, may cost the company considerable time, effort and expense. Any of these may impair management’s implementation of the business plan concerning the company with the consequence of a loss of opportunity.

Future sales of shares by our current stockholders and the selling stockholders could adversely affect the market price of our common stock.

Under Rule 144, approximately 7,071,733 shares of common stock will be eligible for sale commencing July 7, 2006, 44,813 shares of common stock will be eligible for sale commencing September 9, 2006, and 89,626 shares of common stock will be eligible for sale commencing September 21, 2006. Of the foregoing aggregate of shares, 4,438,224 of the aggregate of those shares will be sellable pursuant to this prospectus when effective. In addition, there are 406,768 shares that are currently available for sale by the holders, either as free trading shares or shares eligible for sale under Rule 144. The shares of the selling stockholders may be sold pursuant to this prospectus whenever they determine in whatever amount. Investors in the company should be aware that the possibility of sales in the future may have a depressive effect on the price of the common stock in any market which may develop and, therefore, the ability of any investor to market his shares may depend upon the number of shares that are offered and sold.

Our common stock has not been actively traded on a public market, and therefore an investor may not be able to evaluate the true market value or be able to sell any of the shares of common stock being offered hereby.

For a number of years our common stock has traded only on a limited basis. Therefore, it is not certain whether investor interest in the common stock will be sufficient to create or sustain an active public trading market. If an active public trading market for the shares common stock does not develop, investors and the other holders of our common stock issued as a result of the exchange transaction may have limited liquidity and may be forced to hold their shares for an indefinite period of time. Moreover, without a liquid market, there may not be a true market valuation of the common stock at the time of purchase by an investor.

The market price of the shares may fluctuate greatly, and investors in the company bear the risk that they will not recover their investment.

Trading in our common stock has been minimal from time to time and subject to large volume and price fluctuation. Therefore, there is no clearly established market for our shares at this time. The public market price is likely to be influenced by the price at which and the amount of shares the selling stockholders are attempting to sell at any point in time with the possible effect of limiting the trading price or lowering it to their offering price. Shares such as those of companies like ours are also subject to the activities of persons engaged in short selling the securities which has the effect of driving the price down. Therefore, the price of our common stock may fluctuate widely. A full and stable trading market for our common stock may never develop in which event, any holder of our shares may not be able to sell at the time he elects or at all.

Because the common stock is a “penny stock,” investors in our common stock may not be able to resell shares they own in the public markets, therefore they may not be able to recover their investment.

The shares are defined as penny stock under the Securities and Exchange Act of 1934 and rules of the SEC. These rules impose additional sales practice and disclosure requirements on broker-dealers who sell our shares to persons other than certain accredited investors. For covered transactions, a broker-dealer must make a suitability determination for each purchaser and receive a purchaser’s written agreement prior to sale. In addition, the broker-dealer must make certain mandated disclosures in transactions of penny stocks. Consequently, these rules may affect the ability of broker-dealers to make a market in our common stock and may affect the investors’ ability to resell shares purchased in this offering. These transaction rules also may have a depressive effect on the market because brokers cannot generally recommend an investment in us. Therefore, in all likelihood, a public market will be slow to develop, if at all.

Use of Proceeds

All of the shares of common stock covered by this prospectus may be sold or otherwise disposed of for the account of the selling stockholders. Hydrogen will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

Market Data

The common stock is traded in the over-the-counter market and since August 19, 2005 quoted on the OTC BB under the symbol “HYDG”. From May 14, 2004 to August 19, 2005, the common stock was quoted on the OTC BB under the symbol “ CSTC “ and from September 21, 2001 to May 14, 2004, the common stock was traded on the OTC BB under the symbol “DYCE”.

Our common stock is designated as “penny stock” and thus may be illiquid.  The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Exchange Act), which regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions.  The penny stock rules require a broker--dealer to deliver a standardized risk disclosure document to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules.  Since our common stock is subject to the penny stock rules, persons holding or receiving such shares may find it more difficult to sell their shares.  The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of stockholders to sell their stock in any secondary market.

The trading volume in our common stock has been and is extremely limited. The limited nature of the trading market can create the potential for significant changes in the trading price for the common stock as a result of relatively minor changes in the supply and demand for our common stock and perhaps without regard to our business activities.

The market price of our common stock may be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; conditions in the economy in general; announcements of key developments by competitors; loss of key personnel; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders.

The high and low sales prices for the common stock during each quarter are as set forth in the table below (such prices are without retail mark-up, mark-down, or commissions).

QUARTER ENDED	HIGH	LOW

June 30, 2005	$18.75	$3.75
March 31, 2005	20.00	5.00
December 31, 2004	13.75	4.25
September 30, 2004	18.75	7.50
June 30, 2004	137.50	7.50
March 31, 2004	100.00	50.00
December 31, 2003	112.50	62.50
September 30, 2003	112.50	25.00

We have approximately 224 record holders of our common stock. We believe that in addition to the record ownership there are in excess of 250 beneficial owners who hold their shares in street name or through other nominees.

Dividend Policy

We plan to retain all earnings generated by our operations, if any, for use in our business. We do not anticipate paying any cash dividends to our stockholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, and when not restricted, will be determined by our board of directors in light of our earnings, financial condition, capital requirements and other factors.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Forward Looking Statements

From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the SEC. Words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project or projected”, or similar expressions are intended to identify “forward-looking statements”. Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned in this management’s discussion and analysis that could have a material adverse effect on the our consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on our prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the company seek to do so, (iii) governmental regulation, (iv) unfavorable outcomes to litigation involving the company or to which the company may become a party in the future, (v) a very competitive operating environment, (vi) the need to market a new and disruptive technology and convince customers of its merits and cost benefits, and (vii) expense of manufacturing and technological development and the time necessary to develop manufacturing capabilities and products.

The above identified risks are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the company’s business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The financial information set forth in the following discussion should be read with the consolidated financial statements of HydroGen included elsewhere herein.

General

HydroGen is in the development stage and is expected to remain so for at least the next several quarters. HydroGen’s business plan calls for it to design, manufacture and sell 6-30MW turn-key power plants, based on a standardized 2MW power island consisting of five of HydroGen’s 400kW modules. Additionally, HydroGen plans to attempt to generate recurring revenues from the sale of operations and maintenance services, and ongoing lease revenues for the 400kW modules, which must be replaced after approximately 40,000 hours of operation.

HydroGen expects to enter the market at a cost of approximately $3,000/kW installed for a first article plant of approximately 4-8MW. Management expects its production costs in the future will fall below $1,000/kW once its PAFC modules are produced in an accelerated manufacturing facility with a capacity of 25MW per annum or greater. These costs compare favorably with its manufacturing competition of water cooled PAFCs, molten carbonate fuel cells, and solid oxide fuel cells.

Business Plan

HydroGen’s business plan is divided into three stages: market entry, cost reduction, and growth. Management anticipates that the market entry stage will last for approximately the next 15 months through 2006. During this period, HydroGen will focus its efforts on the following activities:

1. Ramp up fuel cell manufacturing operations to achieve 2MW per year production capacity. HydroGen will invest approximately $1.5-2 million to ramp up its manufacturing facilities to achieve initial pilot production capacity of 2MW (five 400kW modules) per annum. These funds will be used to acquire certain additional production equipment, to implement certain facilities upgrades and to prepare and train a new team of production staff in the fuel cell production processes. Management estimates that it will take approximately 10-12 months to achieve production capacity at this initial level.

2. Manufacture 400kW modules. HydroGen intends to produce up to three (3) 400kW air-cooled phosphoric acid fuel cell modules in our manufacturing facilities over the next 12-15 months. The modules will be tested at our facilities, and then delivered to customer demonstration sites in the field. Management believes that approximately two-thirds of the cost of production will be spent on materials and supplies for the fuel cell modules, including raw materials required to manufacture graphite plates, electrodes, and other components of the fuel cells, and approximately one-third of the production costs will be spent on labor to manufacture the modules, including salaries and benefits and manufacturing overhead allocations. Management has allocated $2 to $3.5 million to the manufacturing activities.

3. Product and technology testing and validation. HydroGen intends to construct and operate test facilities at our manufacturing facilities. Management has allocated $1.5 to $2 million to the product and technology testing and validation activities. The test facilities will include:

(a) 400kW module test facility, to test finished product at full rated capacity prior to field delivery.

(b) 10-cell stack test facility, to validate design and material changes to the fuel cells as a final step before incorporating such changes into the full 400kW module.

(c) 2”x2” small scale test facility, to test new electrode materials prior to selection for 10-cell stack testing and validation.

4. Finish 2MW power plant design and initiate accelerated manufacturing development. HydroGen intends to invest approximately $400,000 to complete the design, component selection, and full costing of the standard 2 megawatt (MW) power plant product. HydroGen also intends to invest approximately $1,000,000 to initiate development activities necessary to achieve targeted fuel cell production capacity of 25MW/year scheduled for 2008 and 100MW/year scheduled for 2009 under the current business plan. The accelerated manufacturing development program consists of a staged series of projects to implement design and material changes to the technology, develop and implement automated manufacturing processes, and collaborate with outsource suppliers of key components of the fuel cells. HydroGen will also seek financing in the form of grants from state and/or federal government sources for some aspects of this phase of the business plan.

5. Sales and marketing. The initial sales goal is to achieve contingent orders for full-scale commercial fuel cell power plants in the range of 25-50 MW aggregate capacity, and for a series of initial 400kW commercial demonstration power plants. A principal purpose of the commercial demonstration power plants is to obtain a successful validation and performance history for the core 400 kW module on which the 2MW standard commercial product is based. Once obtained, the contingency related to commercial orders received for full-scale fuel cell power plants is removed. To achieve its sales and marketing objectives, HydroGen has initiated discussions with several large generators of by-product hydrogen who have expressed interest in acquiring fuel cell power plants, and management believes that it could conclude agreements with one or more of these entities within the next 12 months. HydroGen management believes that it is in a position to conclude demonstration agreements with hosts for the 400kW commercial demonstration plants within the next three to six months.

Sales and marketing will take place concurrently with the previously described phases of the business plan during the development stage. Marketing the kind of disruptive product that the company offers involves a multifaceted decision process, and it typically takes multiple contacts and a substantial customer educative endeavor to achieve firm commitments and orders.

Once HydroGen has achieved the objectives of its market entry stage, it will enter the cost reduction stage of the business plan. This stage is expected to last for approximately eight quarters, currently estimated to be through the end of 2008. Management estimates that approximately $20-30 million in additional equity or other capital will be required to execute this phase of the business plan. The principal goals of this stage of development will be to:

1. Complete automated design and process development for accelerated manufacturing.

2. Construct an accelerated manufacturing facility capable of producing 25MW/year of fuel cell modules by the end of 2008, and reduce module production cost through high volume manufacturing and assembly.

3. Manufacture and deliver to customers the first 10-20MW of commercial fuel cell power plants.

4. Achieve positive net cash flow from operations between 2007-2008.

After successful completion of the objectives of the cost reduction phase of the business plan, HydroGen plans to expand the automated production facility to 100MW/year capacity or greater, launch a worldwide sales and marketing effort, expand production capacity further by investing in a European or Asian manufacturing facility, and further driving down costs through maturation of our outsourcing activities.

Critical Accounting Policies And Estimates

The discussion and analysis of HydroGen’s financial condition and the results of its operations are based on HydroGen’s financial statements and the data used to prepare them. HydroGen’s financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on HydroGen’s deferred tax asset and goodwill impairment. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. HydroGen believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Internal Research And Development Expenses

We conduct internally funded research and development activities to establish and improve manufacturing processes, improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our statements of operations.

Liquidity And Capital Resources

HydroGen had approximately $256,000 of cash and cash equivalents as of June 30, 2005 compared to $1.2 million as of December 31, 2004, and a working capital deficit of approximately $2.8 million and $900,000 at June 30, 2005, and December 31, 2004, respectively. Net cash used during the six months ended June 30, 2005 was approximately $1.0 million, consisting of approximately $1.3 million from operations, partially offset by the receipt of $370,000 from the sale of convertible debt which completed a $2.0 million offering.

In July 2005, HydroGen raised approximately $13.5 million in gross proceeds through the sale of its equity securities. In September 2005, HydroGen raised an additional $600,000 in the sale of its common stock. In August 2005, HydroGen received a grant of $1,250,000 to reimburse it for certain developmental costs. Company management believes it has sufficient resources to fund its operations for at least the next 12 months.

HydroGen is in the development stage, and is focused on commercializing its PAFC technology. As such, HydroGen is not currently generating positive cash flow from operations. HydroGen’s operations are funded primarily through the sale of equity and debt securities.

Financing Activities

Since inception, HydroGen has been financed by working capital loans provided by Fuel Cell Corporation of America (“FCA”), the predecessor owner of the HydroGen’s intellectual property assets and a significant shareholder of HydroGen. At June 30, 2005, these loans had an aggregate balance of $267,360, and were evidenced by promissory notes. Additionally, FCA provided an interest free line of credit to HydroGen of $350,000, all of which was borrowed and was also outstanding at June 30, 2005. FCA agreed that, upon repayment of the $350,000 non-interest bearing note, it would forgive the principal balance of the interest-bearing loans by $150,000. These loans, plus accrued interest, are payable upon the occurrence of certain events, but in no case later than July 31, 2005. HydroGen paid the $350,000 plus accrued interest in full satisfaction of amounts owed to FCA out of the proceeds of the offerings completed in connection with the Exchange Agreement described below.

During late 2004 and early 2005, HydroGen sold in a private placement $2 million of bridge units, each unit consisting of a $10,000 convertible note and .045 membership unit. The bridge notes were due on the earlier of June 30, 2005, or earlier upon the occurrence of certain events. The bridge notes were initially convertible into an additional .045 membership unit, at an effective conversion price of $220,772. However, to encourage the conversion of these notes, the conversion price was lowered to $125,000 per membership unit, the same terms being offered to investors in HydroGen’s private placement completed in connection with the Exchange Agreement described below. Holders of all $2,000,000 of convertible notes elected to convert the principal amount of their notes as part of the private placement into 16.0 membership units in HydroGen, which membership units were immediately exchanged for 60,446 Preferred Shares of Chiste.

On May 13, 2005, Chiste Corporation, a Nevada corporation (“Chiste”), entered into an Exchange Agreement (“Exchange Agreement”) with HydroGen, LLC, an Ohio limited liability company (“HydroGen”), certain members of HydroGen representing approximately 69.7% of the outstanding membership interests, and Keating Reverse Merger Fund, LLC (“KRM Fund”). The closing of the transactions contemplated by the Exchange Agreement occurred on July 7, 2005. At the closing, pursuant to the terms of the Exchange Agreement, Chiste acquired all of the outstanding membership interests of HydroGen (the “Interests”) from all the HydroGen members, and the HydroGen members contributed all of their Interests to Chiste. All the HydroGen members either executed or joined the Exchange Agreement prior to the closing, including persons investing in membership units as part of a private placement by HydroGen. The completion of the HydroGen private placement of membership units for a minimum gross proceeds of $5,000,000 and a maximum of $10,000,000 was a condition to the Closing. HydroGen raised $6,536,283 in gross proceeds from the private placement, and the holders of $2,000,000 of notes converted the principal amount of their notes into membership units in the private placement. In the exchange transaction, Chiste issued to the HydroGen members, including the new investors and converting note holders, an aggregate of 742,255 shares of Series B Convertible Preferred Shares, par value $0.001 per share (“Preferred Shares”), which converted into shares of Chiste’s common stock on August 19, 2005. In addition, immediately following the closing of the exchange transaction, Chiste sold to four institutional investors, 211,569 Preferred Shares for an aggregate purchase price of $7,000,000, which also converted into common stock on August 19, 2005. At the closing, HydroGen became a wholly-owned subsidiary of Chiste and will continue as the principal operating company.

In September 2005, Hydrogen raised an additional $600,000 in a private placement of 134,439 shares of common stock to two institutional investors.

In August 2005, the State of Ohio, Department of Development, provided HydroGen $1,250,000 as a development grant on a reimbursements basis to fund development costs of its products. The grant is subject to certain conditions and permits reimbursement to July 31, 2007.

HydroGen intends to use its working capital to ramp up its manufacturing facility, manufacture 400kW modules, test and validate HydroGen’s product and technology, complete power plant design work, commence development work for an accelerated manufacturing facility, repay the working capital loans discussed above and for other general corporate purposes. Management estimates that its working capital will last for at least the next 12 months.

Results Of Operations

Comparison of The Six Month Periods Ended June 30, 2005 and 2004

The following table sets forth certain of HydroGen’s operating data for the six month periods ending June 30, 2005 and 2004:

	June 30, 2005	June 30, 2004	Increase (Decrease)
Research & development	$334,950	$61,933	$273,017
Payroll and related costs	1,151,900	344,467	807,433
Professional fees	186,732	15,323	171,409
Travel & entertainment 2004	153,952	46,953	106,999
Other	155,661	27,569	128,092
Totals	$1,983,195	$496,245	$1,486,950

As stated above, HydroGen has historically financed its operations through working capital loans from FCA and equity based compensation. In May, 2004, HydroGen received a $350,000 working capital loan from FCA and, as also described above, in late 2004 and early 2005, raised $2 million in a private placement of bridge units.

Subsequent to receiving the $350,000 working capital loan, HydroGen began to ramp up its manufacturing and development activities, and this was further accelerated with the sale of its bridge units. As such, additional staff and consultants were hired to support this effort. Due to this increased level of activity, research and development expenses for the six months ended June 30, 2005, significantly increased over levels expended in the six months ended June 30, 2004.

At the same time, HydroGen hired additional management and administrative staff. Also, existing members of management began to receive cash compensation on a regular basis, albeit at rates that were significantly below market. On April 1, 2005, most members of HydroGen’s management signed employment agreements that significantly increased their cash compensation, although most of this increase was deferred until the closing of the Exchange Agreement and Private Placement. Certain key technical personnel also deferred a portion of their cash compensation during this period. The cash compensation that was deferred was accrued at June 30, 2005, and was paid in July 2005. Because of these factors, executive and administrative payroll and related expenses increased in the first half of 2005 versus the same period in 2004.

The increase in professional fees in the six months ending June 30, 2005 versus the same period in 2004 primarily relates to legal fees incurred in connection with the negotiation, due diligence and execution of the Exchange Agreement, as well as certain fees related to the recently completed private placement. Additionally, HydroGen incurred audit fees that were significantly higher than those in prior years due to the transactions described above as well as HydroGen becoming a publicly-traded entity.

The increase in travel and entertainment in the first half of 2005 versus the same period in 2004 relates primarily to expenses incurred in marketing HydroGen’s private placement to investors.

Other expenses, including plant expenses, consulting fees, etc., increased in the first half of 2005 versus the same period in 2004 for the same reasons described above.

Comparison of The Years Ended December 31, 2004 and 2003

Revenue in 2004 decreased to $767 from $40,765 in 2003. HydroGen’s only source of revenue in these periods was from a research contract with a nonprofit government sponsored agency. This contract was completed and did not repeat in 2004.

The following table sets forth certain of HydroGen’s operating data for the years ended December 31, 2004 and 2003:

	December 31, 2004	December 31, 2003	Increase (Decrease)
Research & development	$248,000	$20,000	$228,000
Payroll and related costs	613,000	-	613,000
Professional fees	639,000	6,000	633,000
Travel & entertainment	97,000	81,000	16,000
Other	42,462	84,881	(42,419)
Totals	$1,639,462	$191,881	$1,447,581

The increase in research and development expenses was due to the ramp-up in HydroGen’s manufacturing and development activities in 2004. Most of these expenses relate to additional staff and consultants hired in 2004 to support these efforts.

HydroGen did not compensate its management team in 2003, and had no administrative support personnel on staff. In 2004, HydroGen, with the receipt of the working capital loan and private placement of bridge units described above, began to pay its management team and added additional personnel to support it’s commercialization and financing efforts. Additionally, HydroGen granted certain personnel membership units in lieu of cash compensation and recognized approximately $318,000 in compensation expense in 2004 related to these grants.

The increase in professional fees in 2004 versus 2003 relates primarily to the legal, accounting and consulting fees incurred in HydroGen’s financing efforts and commercialization activities. The expense in 2004 includes a grant of membership units to a financial consultant, and HydroGen recognized approximately $321,000 in expense related to this grant.

The increase in travel and entertainment expenses in 2004 versus 2003 was primarily due to travel by new personnel and consultants hired in 2004.

Changes in Registrant’s Certifying Accountant.

(a) On July 6, 2005, HydroGen Corporation dismissed Epstein Weber & Conover, PLC as its independent certified public accountants. The decision was approved by the board of directors of the company. The company reported the event on a Current Report on Form 8-K dated July 6, 2005, which was amended on July 13, 2005.

The report of Epstein Weber & Conover, PLC on the company’s financial statements for the fiscal year ended March 31, 2005 did not contain an adverse opinion or disclaimer of opinion. However, the report was modified due to an uncertainty about the company’s ability to continue as a going concern. During the company’s fiscal year ended March 31, 2005 and any subsequent interim period preceding the termination, there were no disagreements with Epstein Weber & Conover, PLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Epstein Weber & Conover, PLC would have caused Epstein Weber & Conover, PLC to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

The company requested that Epstein Weber & Conover, PLC furnish it with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the company’s statements. A copy of the letter furnished by Epstein Weber & Conover, PLC in response to that request, dated July 13, 2005, and was filed as Exhibit 16.2 to the Form 8-K current report.

(b) On July 7, 2005, Goldstein Golub Kessler LLP (“GGK”) was engaged as the company’s new independent certified accountants. During the two most recent fiscal years and the interim period preceding the engagement of GGK, the company has not consulted with GGK regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s financial statements; or (ii) any matter that was either the subject of a disagreement or event identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-B

Business

HydroGen designs, manufactures, markets and distributes fuel cells and energy systems using phosphoric acid fuel cells. HydroGen owns certain technology, proprietary rights, and manufacturing assets for the production of 400 kW, air-cooled phosphoric acid fuel cell modules (PAFC).

Market Opportunity for Fuel Cells

HydroGen believes it is uniquely positioned to become a competitive player in the growing distributed generation market for electricity and in the movement towards hydrogen-based energy.

Demand for electricity in the U.S. continues to grow steadily. According to McKinsey & Co. data, summer peak consumption increased by 96,000 megawatts (MW) from 1994-1999, while new generating capacity increased only 15,000MW. The Energy Information Administration (EIA) reports that electricity demand (kilowatt-hours consumed) was more than 28% higher in 2000 than it was in 1990. The EIA estimates that by 2020, 393,000MW of generation capacity will be needed to meet growing demand and to offset retirements of plants currently on line. This translates to a required increase of 50.5% in total generating capacity over the next 20 years.

Distributed generation is the decentralized, on-site generation and delivery of power at scales typically less than 30 MW. For the past 100 years, most commercial electricity has been generated in large centralized power plants and transmitted, often across great distances, to residential, commercial, and industrial end-users. Now, due to several interacting factors, demand is growing for on-site power generation equipment that generates little pollution. Distributed generation represents a disruptive shift in the electric power industry and, therefore, a major growth opportunity for innovative energy service companies and equipment manufacturers. The current factors driving demand for distributed generation include:

•	Evolving local, regional, national, and international environmental standards, which are making it increasingly difficult to permit and finance heavy-emitting, large centralized power plants;

•	Inadequacy and expense of the existing electric power infrastructure (grid) to keep pace with soaring demand for high-quality, reliable power;

•	Inefficiencies and costs associated with transmitting power from the point of generation to the ultimate consumer;

•	Increasing volatility in energy prices;

•	Growing concern over the national security implications of centralized models of power generation;

•	Technological advancements in small-scale power generating equipment with greater efficiencies, environmental advantages, and lower costs; and

•	Liberalization, including deregulation, of the electric power industry, exposing the industry to competitive pressures associated with a free market.

The deregulation of the United States electric power industry has created a business opportunity for emerging companies to provide differentiated power generation, information technology, and customer service solutions. Management believes that the greatest opportunity within the restructuring electric power industry lies in small-scale power equipment such as microturbines and fuel cells that are located at the site of the end user.

The Department of Energy estimates that by 2010, 20% of new generating capacity will come in the form of distributed generation. The DOE also estimates that by 2020, 23% of industrial electric demand will be met by distributed generation. The distributed generation market already is experiencing growth. For example, worldwide orders for natural gas turbines and diesel generators between 1-7 MW increased four-fold in the past decade. Worldwide orders for combustion turbines in the 6-30MW class totaled 2,000MW from June 2001-May 2002, and were 4,900MW for the same period from 2000-2001 (source: 2002 Engine Order Survey, Diesel and Gas Worldwide).

Distributed Generation

Distributed generation systems provide significant benefits to two distinct customer segments. The first is end users of electricity, to which this technology provide a wide range of solutions. One of the benefits of distributed generation systems is that they deliver high quality, reliable power, shielding end users from common problems associated with the electricity grid such as sags, surges, and power interruptions. Distributed generation technologies also have the potential to generate power at a high rate of efficiency, creating cost saving and arbitrage opportunities with the electricity grid. Another benefit of modern distributed generation systems, particularly fuel cells, is low or near-zero emissions, with significantly better overall environmental performance than existing power generation technologies. These environmental benefits translate into economic benefits to the owner of the generating equipment, through avoided costs of air emissions permits and penalties for exceeding pollution limits. An additional, desirable by-product of distributed generation technologies is heat, which can be used in cogeneration applications to satisfy the thermal demands of the end user’s home or facility. Finally, modular distributed generation technologies are available in a wide range of power outputs, from sub-kilowatt to several megawatts, enabling end users to tailor generation solutions to their own load requirements.

The second customer segment is energy companies, including power utilities, independent power producers, and electricity distribution companies. To these customers, distributed generation systems can delay or eliminate large capital expenditures to build new centralized power plants, reduce significantly the amount of time it takes to bring new capacity on-line, enhance and support congested areas of the electricity grid, level load curves, provide enhanced customer service, and improve environmental performance. Losses associated with transmission and distribution, particularly when coupled with inefficient central generating plants, can also be enormous. Distributed generation is able to largely eliminate the need for building new transmission and distribution lines and new substations, each of which is very costly to permit and build and reduce losses from these aspects of delivering electricity.

Fuel Cells within the Distributed Generation Segment

Within the distributed generation segment of the electricity industry, fuel cells have the widest range of potential applications and the greatest overall market promise. A fuel cell may be thought of as a continuous battery, providing electricity through an electrochemical reaction without combustion or moving parts. Fuel cells can be operated as long as they are supplied with fuel for the electrochemical reaction.

In the process of a hydrogen fueled cell, hydrogen gas is supplied as fuel at the anode (negatively charged plate), where it is stripped of its electrons with the aid of a catalyst. The hydrogen ions pass through a membrane, typically an electrolyte fluid, and react with oxygen and the electrons (which traverse a circuit connecting anode and cathode) at the cathode (positively charged plate). The products are electricity, heat, and water. A fuel cell can be viewed as an efficient, combustion-less, virtually pollution-free power source that runs almost silently, and has few moving parts, capable of being sited in diverse locations, such as downtown urban areas or in remote regions.

There are five major types of fuel cell technology, differing primarily by the type of electrolyte that is used and the associated operating temperature. These include: phosphoric acid fuel cells (PAFC), proton exchange membrane (PEM) fuel cells, alkaline fuel cells (AFC), molten carbonate fuel cells (MCFC), and solid oxide fuel cells (SOFC). The table below summarizes the fuel cell types and their commercialization status.

Type	Operating Temp (°C)	Status	Remark
PAFC	180 - 220	Market entry	Over 350 systems delivered

PEM	70 - 80	Semi-commercial prototypes in demonstration	Mainly transportation applications

AFC	80 - 100	Commercial	Selected applications only, e.g., space

MCFC	600 - 700	Commercial prototype demonstrations	Complicated systems have long learning curve

SOFC	800 - 1000	Advanced prototyes (tubular); Initial demonstrations (planar)	100-300 kW tubular system tested successfully; 1-10kW planar system under development

The lightweight and low operating temperature of PEM fuel cells, along with their cost and design advantages over AFC technology, make them ideally suited to provide power for transportation, residential, and portable applications. PAFC, MCFC and SOFC technologies are generally designed for larger, stationary applications. The relatively high operating temperatures of these technologies enable cogeneration at commercial and industrial facilities with concurrent thermal and electric loads, with the potential to create substantial energy savings.

In contrast to the anticipated emergence of MCFC and SOFC systems in the coming decade, PAFC systems are commercially available today. MCFC and SOFC commercial demonstration units have been deployed, but management believes that the installed cost of these fuel cell systems is currently over $10,000/kW. Over 250 PAFC systems have been delivered since the mid-1990s. While the commercial availability and impressive performance of these PAFC systems has validated the technology, the current installed cost of nearly $5,000/kW prohibits full commercialization of fuel cell technology for stationary applications. HydroGen believes that it will be able to produce its fuel cell systems at prices considerably lower than these competitors, enabling fuel cells to enter the market as a commercially viable product.

HydroGen plans to target the existing hydrogen infrastructure of the United States for market entry and early growth, in applications where no hydrogen plant is required. Such applications include chemical production facilities where hydrogen is produced as a byproduct, for example in the chlor-alkali industry. In the United States, this industry produces approximately 10 million tons of chlorine annually and demands 2,500 MW of generating capacity. The electrolysis of brine generates chlorine and hydrogen on a mole-to-mole basis, providing sufficient hydrogen to generate approximately 20% of the base load requirements of a typical plant. HydroGen’s PAFC modules operate at an electrical efficiency of approximately 43% running on high-purity hydrogen. If its PAFC modules were able to capture 10% of this market (250 MW) at a sales price of $1,500/kW, the market size in the United States alone would be $375 million.

As we enter the market through the “hydrogen available” segment, HydroGen also expects to target the distributed generation market for utilities and commercial/industrial facilities in the 6-30MW market class, where annual demand is greater than 2GW. To the extent that HydroGen gains market penetration and achieves high-volume production, it will then target larger-scale applications up to 50MW, with an addressable market size of 10GW annually.

Potential Applications for Commercial and Industrial End Users

HydroGen’s initial target installations are locations where existing hydrogen infrastructure is available, power prices are high, air quality is poor, and the grid is weak or strained. HydroGen plans to either sell its systems directly to industrial end-users located near the hydrogen infrastructure or to own and operate the systems itself and sell electric power and steam to nearby customers.

The most promising initial customer prospects/project locations include:

•	Chlor-alkali facilities;

•	Merchant hydrogen producers or pipeline operators with over capacity or under utilization;

•	Coke production facilities;

•	Ammonia producers;

•	Refineries;

•	Commercial facilities located close to hydrogen pipelines; and

•	Desalination plants

The use of HydroGen fuel cell systems for these industrial customers should provide the following benefits:

•	High quality and reliability for power sensitive operations;

•	Cogeneration opportunities that could double the overall system efficiency and save money through use of existing hydrogen streams and with standard hydrogen plants;

•	Sell excess electricity to the electric power grid, reducing energy bills and potentially introducing a previously-unrealized revenue stream;

•	Enhanced environmental performance and public image by generating and consuming environmentally clean power and renewable power in the case of landfill gas-derived hydrogen; and

•	Whole-system efficiency and insulation from electricity and gas price volatility in which integrated fuel cell cogeneration units provide base load power for operations in low-margin industries.

Energy companies offering distributed generation products and services, such as utilities and independent power producers, are also attractive customers for HydroGen. These customers can benefit from the advantages of large-scale cogeneration noted above, by owning fuel cell systems, situating the systems at end-use facilities, and selling power and heat to the end-customer. Utilities can capture some of the benefits of on-site generation and still pass the remaining benefits on to their end-customers.

Utility and independent power producer customers also benefit by additional benefits of on-site fuel cell power systems, including:

•	Grid support and capacity expansion by bringing capacity on-line faster and cheaper than possible with centralized power plants;

•
Satisfy state-mandated restructuring standards that require utilities to derive an increasing percentage of their overall energy portfolio from fuel cells and other environmentally clean energy technologies;

•
Differentiation from other energy service companies and retain revenues that may otherwise be lost on the basis of using environmentally better sourced power such as landfill and wastewater treatment plant gas, qualifying such systems as renewable energy;

•	Streamlined local permitting process and avoided costs of NOx, SOx emission permits; and

•	Reduced dependence on foreign oil and exposure to price volatility.

Two benefits to utility and independent power producer customers warrant further discussion: the influence of the fuel cell system on the transmission and distribution networks, and the effect on load leveling of the power purchase prices of power distribution companies.

Transmission and distribution networks are often old, less reliable, and in many places of insufficient capacity. New industrial, commercial and residential areas, where more power is needed than was originally planned, turn out to be bottlenecks in the grid. New permissions to extend the above-ground networks take time, if they are at all granted, and subsurface lines cost about 10 times more per mile than the above-ground lines. As more and more people in the world move to urban areas, this described problem will further increase over time. Distributed generation, with power-stabilizing fuel cells, can strengthen the existing grid, and avoid extension of the transmission and distribution networks. This can provide significant, monetizable advantages to the local utility.

Utilities can benefit from having a high percentage of distributed generation in the ‘mix’ of their power production and purchase, with flexible contracts with industrial and larger commercial customers, allowing the utilities to reduce the dependence on purchasing high- priced power from the power exchange during peak periods. As an example, utilities in Western Europe have remote control on the distributed generation systems, located at the customers’ premises, but can choose (within contractually agreed upon periods) when part of the power produced is fed back into the grid, and when the power is actually used at the location. To do this properly requires a carefully balanced mix of distributed generation joint ventures or cooperation contracts, spread over several target groups. As an example, some utilities in the Netherlands operate a mix of larger combined cycle and gas turbine plants in chemical plants, paper factories, and larger series of smaller co-generators in greenhouses, providing them with cheap distributed generation power when they otherwise would need expensive peak purchases. This effect on ‘leveling the utility’s load curve’ is important for system reliability.

Developmental Background of the HydroGen Owned Technology

The fuel cell technology that HydroGen owns and has rights to use was originally developed by the Advanced Energy Systems division of Westinghouse Electric Corporation under a Department of Energy sponsored research and development program during the 1980s and early 1990s. During this time Westinghouse had two fuel cell research and development programs, one focused on solid oxide fuel cells (SOFCs) and one on the phosphoric acid fuel cell (PAFC) modules. While both the SOFC and PAFC programs obtained extensive Federal funding, in 1993 the PAFC program was determined to be commercial-ready, and its DOE funding stream was discontinued. At that point in time, Westinghouse had developed the module designs and manufacturing plans, and it had constructed a manufacturing facility and working prototype module. HydroGen believes that over $150,000,000 was spent on these efforts for air-cooled PAFC development.

In the early to mid 1990’s Westinghouse was under severe financial strain related to large real estate losses. Westinghouse chose to retain the SOFC program which was continuing to receive Federal funding, and sell the PAFC technology, related intellectual property, and pilot manufacturing facility to a private investor. The investor was Fuel Cell Corporation of America. Upon the acquisition of the PAFC technology and related assets, Fuel Cell Corporation began a United States Department of Defense funded project with Gilbert-Commonwealth to install a prototype demonstration plant in Johnstown, PA. Fuel Cell Corporation also won a World Bank competition to conduct a study sponsored by the Romanian Ministry of Industry to assess sitting fuel cell plants using waste gas generated by chemical process plants in the chlor-alkali industry. In 2001, Fuel Cell Corporation and certain individuals decided to form HydroGen LLC, to which Fuel Cell Corporation assigned all of its fuel cell technology assets.

HydroGen Fuel Cell Technology

Management believes that phosphoric acid fuel cell technology is the most logical fuel cell for commercial, large scale stationary applications of greater than 100kW. This position is supported by the fact that management believes United Technologies Corporation and Fuji Electric have delivered over 300 units using this type of fuel cell to the field, serving the commercial cogeneration market segment of 100-1,000kW with packaged power plants. These delivered plants have demonstrated the reliability and performance of stationary fuel cells, and established PAFC as the leading stationary fuel cell type.

HydroGen’s technology is an air-cooled PAFC module. This cooling methodology is different than those currently deployed in the marketplace which use a water cooled fuel cell. Management believes that air-cooling the PAFC offers a number of advantages over the water-cooled systems offered by others. Air-cooled stacks are simpler to build and operate than those cooled by water, because they require only air to be channeled to the graphite plates to take away the waste heat generated with the electric power production. This reduces the number of steps in the manufacturing of the fuel cell stacks. Additionally, water-cooled stacks have experienced corrosion problems with the high surface area-to volume ratio of the cooling tubes interlaced within the graphite plates that carry the water for heat rejection. HydroGen’s air-cooled PAFC stacks avoid these problems.

HydroGen’s core technology centers on the 400kW fuel cell module which is comprised of 4*100kW stacks within one pressure vessel. The fuel cell stack technology and configuration have been indicated as successfully tested by Westinghouse in over 125,000 hours of stack testing and over 2,000,000 hours of smaller scale testing. The anticipated lifetime for HydroGen’s first 4-6 MW of stacks is 40,000 hours.

Expected product attributes and performance of HydroGen’s 400kW fuel cell technology are summarized below:

•	Capacity:	400kW (NG) net output

•	Efficiency:	40% (complete system with hydrogen plant) - 43% (H2-available)

•	Fuels:	Steam-reformed NG, clean H2 (H2 plant or byproduct)

•	Cogeneration:	Up to 70psia steam @ 360°F (fuel cells); 1,000psia+ (H2 plant)

•	Net water:	Up to 800 gal/hour for 10MW system

HydroGen PAFC Fuel Cell Systems Approach

The systems approach of HydroGen in its PAFC technology and systems are unique in two respects: air-cooled stack design and “unbundled” fuel processing. Management anticipates that these characteristics will enable HydroGen to produce and deliver fuel cell systems less expensively than its customers and will have a commercially acceptable reliability rating. Future systems may include integrated plant designs, but only after we have achieved desired system reliability and cost.

Management believes that the air-cooled design of HydroGen’s PAFC modules makes it considerably simpler and cheaper to manufacture the fuel cell stacks. Air-cooled stacks are inherently a simpler technology than those cooled by water, as they only require air to be channeled to the graphite plates. This reduces the number of steps in the manufacturing of the fuel cell stacks. Additionally, corrosion and water discharge/clean-up problems are negated, lengthening the useful life of the fuel cell stacks and reducing operating costs. HydroGen fuel cell systems can also be sited in remote arid areas since they do not require the use of water for waste heat rejection. The fuel cells in fact produce water as a byproduct. These air-cooled, water-generating features may help drive further adoption of HydroGen’s PAFC plants as regional water scarcity issues become more prevalent globally.

HydroGen also takes advantage of the fact that the 400kW modules do not include an on-board fuel processing system (hydrogen plant). HydroGen builds complete PAFC power plants in the 6-30 MW range based presently on a standard building block of a 2MW ‘power island’ (each of which consists of five (5) 400kW modules) that is unbundled from the hydrogen source. The power islands will combine the HydroGen air-cooled PAFC module technology and standardized, state-of-the-art balance of plant equipment with only few custom components. HydroGen’s business model focuses initially on applications where there is existing hydrogen infrastructure - for example by-product hydrogen from industrial activity associated with the production of chlorine, industrial gases, and ammonia - to supply hydrogen to our PAFC power plants. In such applications capital and fuel costs are reduced, as little or no fuel processing is required.

In utility and cogeneration applications where hydrogen is not available, HydroGen intends to install a standard, hydrogen plant sized for the application. Hydrogen plants are a mature and robust technology in multi-megawatt equivalent sizes, used for decades in petroleum refining, chemicals, and food industries, with many suppliers, proven reliability and low cost. Using the HydroGen ‘unbundled’ approach, management believes it will achieve low system costs by deploying its fuel cell systems using standard hydrogen technology and existing hydrogen infrastructure This approach is in contrast to other manufacturers of low and intermediate temperature fuel cells, which target smaller applications of 100-1,000kW with packaged power plants. The cost structure of these alternative installations suffers from significant diseconomies of scale from integrating the hydrogen plants with the fuel cell stacks.

HydroGen Manufacturing Facilities

HydroGen currently occupies facilities in Jefferson Hills, PA (near Pittsburgh), and operates them as a pilot manufacturing plant. HydroGen currently occupies approximately 30,000 square feet of space in the manufacturing plant. The current facility includes production equipment for the electrodes, graphite plates, stacks, and various non repeating components of the fuel cells and fuel cell stacks. Management is evaluating other nearby properties, which may offer superior facilities and permit more flexible plant layout and expansion potential. Management plans to use some of its current working capital to make our manufacturing facilities fully operational at 2MW/year capacity. Later management intends to expand the production capacity incrementally to a 4-5 MW/year capacity, which expansion management believes will only require a minimal amount additional capital investment. The long-term business plan for HydroGen is to expand production by deploying an automated manufacturing plant capable initially of producing 25MW (62 modules) per year, and later 100MW (250 modules) per year. HydroGen has floor plans and preliminary designs, which will be modified and modernized under a development program that is part of the anticipated scope of work associated with the current business plan.

HydroGen Manufacturing Activities

HydroGen plans to engage in two distinct types of manufacturing activities: the manufacturing of PAFC modules, and the contracting and construction of fuel cell power plants. These will be two entirely different processes with respect to logistics, value-chain analysis, and balance between in-house activities and outsourcing / subcontracting. The organization of the company must be able to handle both processes in parallel and simultaneously. There will be, therefore, two independent organizational structures within HydroGen.

HydroGen’s core operational activity will be the manufacturing of 400kW PAFC modules from raw materials at its manufacturing facilities near Pittsburgh, Pennsylvania. Every important manufacturing step will be done in-house, and gradual changes over time will be limited to production automation steps. With manufacturing and quality analysis and quality control procedures, the production process will provide a certain yield of PAFC cells, stacks and modules, which after testing can be transported as ready-to-install modules into the field sites.

Management expects to engage in subcontracting and outsourcing fuel cell stack components once the manufacturing process is fully mastered internally, once the in-house know-how is on a superior level, and after partners or subcontractors have been identified who can perform the same steps better and cheaper at the same time.

HydroGen Engineering Contracting Activities

When the PAFC modules arrive in the field, they will have to be incorporated with the balance-of-plant equipment (including a complete hydrogen plant in applications without available hydrogen) to construct an operating fuel cell power plant at the customer’s site. These tasks will require a management approach similar to that in the chemical and power plant contracting businesses. A main contractor will assume, under direct management of HydroGen staff (mainly under a lump-sum-turnkey contract), the ultimate responsibility for building the fuel cell power plant, and installing, testing and commissioning the complete plant at the customer site. This process will require project and contract management by HydroGen and will require special staff and high quality procurement and managers. The risks of this approach will be different from the manufacturing risks, since here most of the actual work will be performed by third parties under contract.

HydroGen has in its executive and technology management team persons who have experience with most aspects of both the manufacturing and engineering contracting processes, and demonstrated organizational capabilities in these critical areas.

HydroGen Marketing

HydroGen’s business model plan calls for it to sell 6-30MW turn-key power plants, based on a standardized 2MW power island consisting of five of HydroGen’s 400kW modules. Additionally, HydroGen plans to attempt to generate recurring revenues from the sale of operations and maintenance services, and ongoing lease revenues for the 400kW modules, which must be replaced after approximately 40,000 hours of generation.

HydroGen will engage in marketing efforts early in its implementation of the business plan because its products represent a disruptive technology. Because of the nature of its product, the decision process of a customer is expected to require substantial educative efforts and a multi-tiered decision process within the management of a customer. HydroGen will use its own personnel for the early phases of its marketing program and has staff currently in place. HydroGen is in discussions with potential users of the fuel cells with several generators of by-product hydrogen.

Intellectual Property

HydroGen owns certain rights and manufacturing assets for the 400 kW, air-cooled PAFC technology developed in the 1980s and early 1990s by Westinghouse. As part of the DOE-Westinghouse program, Westinghouse obtained a revocable, non-exclusive license to use all technology developed pursuant to the DOE sponsored program. In addition, Westinghouse undertook its own development of module designs and manufacturing plans, and constructed a manufacturing facility and working prototype module. During this manufacturing and prototype program, Westinghouse privately developed recipes, processes and plans for designing and manufacturing phosphoric acid fuel cells. That intellectual property, maintained by Westinghouse as trade secrets, has been transferred to HydroGen along with all of Westinghouse’s rights to the technology developed under the DOE research and development program, and has since been maintained as closely held secrets. HydroGen also employs some of the former Westinghouse engineers who developed the technology, and is in the process of transferring their knowledge base to a new team of engineers.

Most of the HydroGen core intellectual property has been maintained as trade secrets, which are kept in the form of drawings, recipes, process descriptions and other writings in its files. Westinghouse, who originally developed the technology and made the decision to maintain the core technology in the form of trade secrets, subsequently transferred all of its intellectual property related to the PAFC program, including the trade secrets, to Environmental Energy Services, Inc (EESI), the predecessor company to Fuel Cell Corporation of America (FCA), on or about March 31, 1993 pursuant to a general assignment set forth in the asset purchase agreement. FCA/EESI maintained these trade secrets, until ultimately transferring the assets to HydroGen in the fall of 2001. HydroGen has kept, and intends to continue to keep, these secrets closely guarded, distributing them on a need to know basis only, and implementing strict confidentiality and non-use agreements when disclosure is necessary.

HydroGen, for the time being, will continue the Westinghouse policy of using trade secrets as the principal mode to protect its intellectual property. As HydroGen makes improvements to the existing technology or develops new technology, HydroGen will re-evaluate this policy, and determine an optimal combination of patent and closely-held trade secret protection.

Although most of the core technology has been maintained as trade secrets, Westinghouse did, however, apply for and receive patents from time to time. These were all subsequently assigned to the DOE. However most of the DOE patents have expired or were allowed by the DOE to lapse. The DOE did, however, maintain four key patents, which remain in effect today. On August 26, 2005, HydroGen LLC, the wholly owned subsidiary of HydroGen Corporation, entered into a patent license with the Department of Energy to license the four patents for its business operations. The DOE has granted the license because it will promote the interests of the federal government and the public and provide the incentive to the company to bring the inventions to a practical application. The four DOE patents subject to the license are as follows:

Patent No.	Subject Matter of Patent	Expiration date
4978591	Corrosion Free Phosphoric Acid Fuel Cells	9/2009
4732822	Fuel Cell Acid Supply System	5/2006
4853301	Fuel Cell Plates with Skewed Process Channels	2/2006
5096786	Integral Edge Seal for Phosphoric Acid Fuel Cells	9/2009

The DOE patent license is irrevocable and exclusive to the company except to the extent the government may require the company to issue sublicenses to parties for health and safety needs. The license is royalty free. The company is obligated to spend not less than $1,000,000 in development of products using the patents during the first year of the license and to maintain the licensed inventions at the U.S. Patent and Trademark Office. The company may grant sublicenses to third parties with the permission of the DOE. The company commits that the products embodying the licensed inventions will be manufactured substantially in the United States. The company is obligated to provide various reports to the DOE about its development of products. The license may be terminated in whole or in part if the company does not execute its development plan as required under the license, fails to make any required reports, breaches the agreement or the DOE determines that termination is necessary to meet requirements for public use as specified in federal regulations and those regulatory requirements are not being met by the company.

Ohio Development Grant

On August 26, 2005, the State of Ohio, Department of Development, provided to HydroGen Corporation, $1,250,000 as a development grant for a three phase program to deploy, demonstrate and commercialize the company’s 400 kW phosphoric acid fuel cell system. The grant is under an Ohio Fuel Cell Initiative Demonstration Program and is to be used towards the costs associated with the commercial demonstration and validation of the company’s air-cooled phosphoric acid fuel cell module technology and for the procurement and preparation of the plant equipment, system engineering, plant construction and initial operations. The grant is given on the understanding that the company will establish the corporation headquarters in Ohio within the next two years, locate manufacturing facilities in Ohio by 2008, and create new full-time jobs at both the skilled and unskilled level. The development work is expected to be undertaken during the period 2005 to 2008. The grant was also contingent on the company raising its own capital, which it achieved in July 2005.

The grant of the funds is on a reimbursement basis, provided the company meets the objectives of the grant and is carrying out the terms of the defined project as represented to the state. The grant reimbursement period runs from September 1, 2005 to July 31, 2007, and funds not requested during that period will be returned to the grantor and not available to the company. The grant is a deployment of federal development funds and as such, the company will be required to adhere to various federal regulations on their use and accountability for deployment.

The grant may be terminated if the State of Ohio determines that the company is not in compliance with certain federal regulations governing the grant or federal employment laws, the requirements of any other applicable program statute or rule or with the terms of the grant agreement, after suitable notice and the passage of cure periods. Performance under the agreement is subject to a force majeure limitation. If there is a termination, the company may not continue to incur expenses under the grant, it may be directed by the State of Ohio to dispose of various property, data, studies and reports, and the company may be liable for damages to the State of Ohio. The company may also request a termination of the grant if it is unable or unwilling to comply with the conditions of the grant.

Competition

HydroGen faces competition from a number of different sources. Indirectly, there is competition from the current producers of electricity, including the major power producers, transmission companies and existing co-generation sources, and from combustion turbines that are used to produce electric power, and there is direct competition from other producers of fuel cells, albeit based on different technologies.

The current electric producers all have existing facilities, are part of the current power grid and have an established market presence. In addition, to terminate or modify the supply relationship with some of these suppliers, the customer must pay termination fees for long term contractual arrangements or fees for remaining a user of grid electricity on a back-up basis. These fees will be taken into account when evaluating an alternative source of electricity.

The HydroGen PAFC module systems face competition from incumbent distributed generation technologies with similar performance and size characteristics, specifically internal combustion engines and combustion turbines. This technology has a long operating and service support history and low installed costs, and currently they have a substantial market position. HydroGen will compete with these technologies largely on the basis of efficiency, high reliability and availability, low to zero-emissions, low maintenance-intensity, modularity, fuel source diversity, and an ability to make direct use of by-product hydrogen from industrial processes. The power reliability issue is of particular value as the HydroGen fuel cell system will provide significant redundancy; for a 10MW system, for example, 25 individual 400 kW fuel cell modules are used. If one module fails or has maintenance issues, the other fuel cells will continue to run, thereby maintaining the vast majority of the plant’s rated power production.

Although it is projected that fuel cells of all kinds will gain market share in time, the incumbent technologies of power plants, co-generation sources and internal combustion engines and the producers of these technologies and power sources using them are very strongly entrenched and hold a highly defensible and dominant share of the market for electricity production. HydroGen will attempt to meet this competition by creating and maintaining strategic partnerships and achieving cost reductions in its technologies to make it more attractive as an alternative source. Also, HydroGen will seek applications where the fuel cell is the more logical solution in operation such as locations where the electric grid is not readily available.

HydroGen also faces competition from producers of water cooled fuel cells. Two leading manufacturers of this type of fuel cell are United Technologies Corporation and Fuji Electric. Both of these companies have a proven track record, substantial resources and a large number of installed power plants using the technology. Additionally, in the future, HydroGen may also face competition from producers of molten carbonate fuel cells and solid oxide fuel cells. These latter two technologies are not expected to be commercially available at competitive prices for at least a decade. Currently it is estimated that molten carbonate fuel cells cost approximately $10,000 per kW and are only available in 250kW and 1MW units. The solid oxide fuel cell units are also only available in units up to 300kW and costs are estimated to be at least as expensive as molten carbonate systems. These types of fuel cells all currently have design and operational issues that make them more expensive to manufacture and operate and overall make them compare less favorably to air cooled PAFC modules.

In the future, HydroGen may also have to compete with proton exchange membrane technology. Currently this is a fuel cell developed for mobile applications, but it is anticipated that this technology will be deployed in stationary applications. This technology operates at a lower temperature and efficiency than the PAFC module stacks and requires relatively pure hydrogen for the stakes. The proton exchange membrane technology also suffers from a shorter production life. Overall, currently they do not appear to be suited to the larger-sized base load applications that HydroGen plans to target.

HydroGen intends to compete with its other fuel cell competitors on the basis that its technology is commercially ready and there are few manufacturers of PAFC modules. It will also compete on the basis of a price per kW installed for PAFC modules being substantially less than other fuel cells, its reliability, efficiency and lower maintenance. It will also compete on the basis of the large amount of resources previously used to develop the PAFC by Westinghouse and the United States government, and the fact that it is close to the manufacturing stage of development rather than still in the period when there will have to be substantial further research and development.

Properties

The company currently occupies approximately 30,000 square feet of manufacturing and office space in Jefferson Hills, Pennsylvania. At this location the company maintains its headquarters, development facilities and manufacturing and testing facilities. This space is rented from JTC Holdings, LLC on a month-to-month lease. The rent is currently under negotiation, but management expects that effective April 01, 2005 the monthly rent will be approximately $13,500. This facility is leased from an affiliate of Fuel Cell Corporation which is a greater than 5% shareholder of Chiste.

The company also has offices at 330 Madison Avenue, New York, New York 10017 which are rented on a month-to-month basis in an office-share arrangement, at a monthly cost of $5,390,000.

Employees

The company has approximately 20 full time employees. The chief executive officer, Mr. Leo Blomen, a resident of the Netherlands is employed for at least 50% of his business time. Of the full-time employees there are 7 executive and office persons, the remainder technical staff. The company believes it has good relations with its employees, and none of them are represented by unions.

Management

The following persons are our directors and officers since July 7, 2005 the effective date of the exchange transaction in which HydroGen LLC was acquired as a wholly-owned subsidiary:

Name	Age	Position
Leo Blomen	50	Chief Executive Officer and Director
Joshua Tosteson	33	President and Director
Scott Schecter	49	Chief Financial Officer
Scott Wilshire	43	Chief Operating Officer

Dr. Blomen has been the Chief Executive Officer of HydroGen since 2001, and has been active in fuel cells for almost 20 years. From 1996 to 2000, Dr. Blomen served as Executive Director and Head of the International Division of NUON, the largest electric, gas, water and telecom utility company in the Netherlands serving millions of customers and with over $4 billion in revenues. Dr. Blomen was responsible for starting and building a portfolio of over 20 companies in countries such as USA, UK, China, Czech Republic, and Israel. He served on the Boards of most of those companies, and invested several $100’s million successfully. Among these investments were a number of fuel cell projects, including the installation and operation of the world’s first 100 kW solid oxide fuel cell (SOFC) system, supplied by Westinghouse to a consortium led by NUON. Prior to his NUON assignment, he worked on several energy companies through his own consulting company Blomenco B.V., including the Dutch company Heron Turbines B.V., which has built a compact 1.4 MW gas turbine with 43% net electrical efficiency. Dr. Blomen was also responsible for making the first designs of fuel cell / gas turbine combination systems under contract from Westinghouse. He was the primary editor of a book on Fuel Cell Systems (Plenum Press, 1993). From 1983 to 1992, Dr. Blomen served in several capacities for the engineering contractor KTI (Kinetics Technology International), a world leader in hydrogen plant construction, most of the time on its Board and as Group VP. He initiated and managed over 40 research, development and demonstration projects in Europe and the USA, including the construction of the first two PAFC power plants in Europe, as well as several steam reformer developments. Dr. Blomen is a co-founder of the EFCG (European Fuel Cell Group) and has served as its Treasurer throughout its existence. EFCG merged with FuelCell Europe in 2004. He holds a doctorate of medicine from Leiden University and an engineering degree in chemical technology from Delft University. Dr. Blomen will devote a minimum of 50% of his professional time to Hydrogen, augmenting the day-to-day full time management activities of Mr. Tosteson with his decades of experience in portfolio management of companies. The Messrs. Blomen and Tosteson have developed this management model over the past three years of intensive collaboration in developing HydroGen.

Mr. Tosteson has been the President of HydroGen since 2001 and has been active in the fields of earth systems science, education, public outreach, management consulting, and environmental entrepreneurship for over 10 years. He is a co-founder of FullCircle LLC, a New York-based company that deploys facilities to remediate organic waste streams and produce high-value organic soil amendments, and which consults to international development and aid organizations. Over 2000-2001, Mr. Tosteson served on assignment as Eco-Industrial Development Manager for the redevelopment of a deactivated army ammunition site in Louisiana. In this capacity on behalf of the Operations Support Command of the US Army, Mr. Tosteson and colleagues attracted over $20MM in private and Federal investment to establish two new commercial manufacturing operations on the site utilizing regionally available waste streams as feedstock. From 1994-97, Mr. Tosteson served in various capacities as a management consultant for the Biosphere 2 facility in Oracle, AZ, supporting a comprehensive effort to re-tool and reorganize the project that culminated in a long-term facility management contract with Columbia University. Concurrently to that assignment he served as an Adjunct Fellow and researcher at the Kennedy School of Government, Harvard University. He has published widely in the peer-reviewed and popular literature. He holds degrees in environmental science and public policy (BA, Harvard University) and atmospheric science (MA, Columbia University).

Mr. Schecter was the interim Chief Financial Officer of HydroGen from June 2004 to April 2005, when he became the Chief Financial Officer on a full time basis. From 1994-2004, Mr. Schecter, a CPA, served as Vice President, Chief Financial Officer and Treasurer of Fuel-Tech N.V., a publicly-traded technology company in the air pollution control, fuel treatment and software businesses. He also served as Chief Financial Officer of Clean Diesel Technologies, Inc., a publicly-traded development stage company in the specialty chemical business from 1995 through 1999. In 1990, Mr. Schecter participated in a management buyout of American Vision Centers, Inc., a consumer products company, and served as that company’s Senior Vice President and Chief Financial Officer through January 1994. After graduating with his MBA from the Wharton School of the University of Pennsylvania, Mr. Schecter served as a corporate development officer for W. R. Grace & Co. from 1986-1990, focusing on acquisitions, strategic investments and divestitures. Mr. Schecter received his B.S. in Accounting from the State University of New York at Albany, and was a member of the Board of Directors of Fuel Tech, Inc. (the operating subsidiary of Fuel-Tech N.V.) and American Vision Centers, Inc. Mr. Schecter is a director of DayStar Technologies, Inc., a company engaged in photovoltaic solutions.

Mr. Wilshire has been HydroGen’s Chief Operating Officer since March 2005. From November 2000 to March 2005, Mr. Wilshire was Director of Marketing Engagement of Plug Power Inc., a development stage company that designed, developed and manufactured on-site electric power generation systems using proton exchange membrane fuel cells for stationary applications. From March 1999 to November 2000, Mr. Wilshire was the Director of Large Stationary Systems/GE Interface of Plug Power Inc., responsible for a joint venture with General Electric Company working in the development of a residential fuel cell product and directing marketing and product development for Plug Power’s first successful large-scale fuel cell system. From April 1986 to March Mr. Wilshire was employed at KAPL Inc, a Lockheed Martin Company, in various capacities, including Principal Field Engineer from 1986 to 1993, Lead Engineer, Materials and Maintenance from 1993 to 1995 relating to engineering, planning and execution of an inactivation of a nuclear reactor test facility, Manager of S9G Servicing Development from 1995 to 1997 responsible for design and development of major systems and equipment support for the installation and servicing of advanced submarine power plants, and Manager of Pressure Vessel Removal from 1997 to 1999 responsible for removal and disposal of three expended naval nuclear power plant reactor vessels. Mr. Wilshire was employed by GE Nuclear Energy as a nuclear field engineer from 1984 to 1986. He received a Bachelor of Science degree in Marine Engineering/Nuclear Engineering from the United States Merchant Marine Academy, a Master of Business Administration from Rensselaer Polytechnic Institute, and completed the U.S. Navy Nuclear Power Engineering School.

Board of Directors - Committees

Until further determination by the board, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee of the board of directors. The Board of Directors does not have any member that is a financial expert as defined in the regulations of the Securities and Exchange Commission. Currently, the Board of Directors is seeking additional members, one of which is intended to satisfy such standards. Nonetheless, each of Mr. Blomen and Mr. Tosteson, from his experience has proficiency with reading and analyzing financial statements and the company has a chief financial officer who is a CPA and has years of public corporation accountancy experience.

Director Compensation

Persons who are directors but employed by Chiste or a subsidiary will not receive additional compensation for their directorships. Other directors will be paid an annual retainer, reimbursed expenses and granted options or similar equity awards in amounts to be determined by the board of directors.

Code of Ethics

The board of directors adopted a code of ethics that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the company files or submits to the SEC and others. A copy of the code of ethics was filed as an exhibit to the Current Report on Form 8-K dated July 7, 2005.

Shareholders may contact members of the board of directors by writing to them in care of the corporate secretary at the headquarters. The corporate secretary will forward correspondence received to the directors from time to time.

The laws of Nevada permit the indemnification of directors, employees, officers and agents of Nevada corporations. Our bylaws provide that we shall indemnify to the fullest extent permitted by Nevada law any person whom we are able to indemnify under that law.

The provisions of Nevada law that authorize indemnification limit their application only to circumstances where the indemnified person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws.

To the extent that we indemnify our management for liabilities arising under securities laws, we have been informed by the SEC that this indemnification is against public policy and is therefore unenforceable.

Certain Transactions

This section discusses a number of transactions between significant creditors or security holders and the company, including prior to the exchange transaction by which HydroGen became a wholly-owned subsidiary. Because the acquisition is accounted for as if it were an acquisition by HydroGen LLC, many of these items will not be discussed in the financial statements of the company after the exchange date of July 7, 2005.

Transaction of the Corporation prior to July 7, 2005

Pursuant to a Disposition of Collateral and Settlement Agreement dated June 30, 2003, Aztore Holdings, Inc. (“Aztore”) acquired and disposed of all Dyna-Cam engine business assets in a negotiated transaction.

Former management entered into an agreement with Jack E. Dahl, a former President. Under this agreement, as a result of the Asset Disposition, Mr. Dahl was paid a cash fee of $50,000 plus 20,000 shares of common stock in complete settlement of all his claims on our books at that time. Mr. Dahl resigned as an officer and director on July 2, 2003 and waived his stock options by mutual agreement. As a result of the Asset Disposition, effective June 30, 2004, all outstanding shares of Series A Preferred Shares were converted into 111,292 shares of common stock and the entire class of Series A Preferred Shares was retired.

Immediately following the Asset Disposition, Aztore reinstated and amended the line of credit (“LOC”) reducing the amount of the LOC to $250,000 effective June 30, 2003. On August 30, 2003, Aztore agreed to further amend the LOC to increase the LOC to $800,000 and extend the maturity to March 31, 2006.

A Shareholder Rights Agreement, wherein certain shareholders were granted anti-dilution and certain other rights, was terminated effective June 30, 2003.

As part of the Asset Disposition, all stock options issued under our Equity Incentive Plan was terminated by mutual agreements and settlements effective June 30, 2003. The Equity Incentive Plan remains in force.

On July 1, 2004, Aztore, PHL, Ms. Wilks and Mr. Palmer entered into a Purchase and Settlement Agreement whereby PHL, Ms. Wilks and Mr. Palmer sold all of their ownership interests in HydroGen to Aztore. The purchase of these shares gave Aztore controlling ownership as of July 1, 2003.

On May 3, 2004, as an inducement to KRM Fund to enter into a Securities Purchase Agreement (“SPA”), the company agreed to settle the aggregate of $725,925 of Secured Notes due Aztore under the Amended LOC Agreement, including $44,918 of accrued interest, by issuing Aztore a New Secured Note for $664,500. This Settlement Agreement also released the company from all future amounts due Aztore, which Aztore has earned or may earn, including investment banking fees, warrant exercise fees and any other fees and reimbursements under its Advisory Agreement. As another condition of this settlement, Aztore assumed other liabilities totaling $42,030 (“Other Liabilities”) and agreed to indemnify and hold the company harmless from claims, expenses and or liabilities relating to the Other Liabilities.

On May 4, 2004, pursuant to the SPA, the company sold to KRM Fund an aggregate of 800,000 shares of common stock at a price of $0.10 per share for a total purchase price of $80,000. Concurrently, KRM Fund purchased the New Secured Note from Aztore, which KRM Fund immediately converted into 6,645,000 shares of common stock.

In order to fund its working capital needs, on May 27, 2004, the company sold to KRM Fund 100,000 shares of common stock at a purchase price of $0.10 per share, for an aggregate consideration of $10,000.

On May 27, 2004, 400,000 shares of common stock were issued to Kevin R. Keating, our sole officer and director, as compensation for services valued at $40,000.

On June 10, 2004, the company entered into a contract with Vero Management, LLC for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered. This agreement was terminated on July 7, 2005 and all outstanding liabilities were paid through the date of cancellation.

Kevin R. Keating, is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which was the majority shareholder of the company prior to the exchange transaction with HydroGen LLC. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of the company common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of common stock currently owned by Kevin R. Keating.

At or prior to the closing of the exchange transaction with HydroGen LLC, the company had certain financial advisory agreements with Keating Securities, LLC (“Keating Securities”), a registered broker-dealer, under which Keating Securities was compensated by the company for its advisory services rendered to it in connection with the exchange transaction. The transaction advisory fee was $325,000, with the payment thereof being subject to the closing of the exchange transaction. Keating Securities, LLC is an affiliate of Keating Investments, LLC, the managing member of KRM Fund, the then controlling shareholder.

Transactions after July 7, 2005 between HydroGen LLC and others

HydroGen LLC leases the Jefferson Hills, Pennsylvania manufacturing and office facilities from a corporation that is an affiliate of Fuel Cell Corporation and is controlled by Saul Siegal. Fuel Cell Corporation is a greater than 5% shareholder of the company. The lease is on a month-to-month basis and may be terminated on 30-days notice.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to us by our former executive officers during the prior three fiscal years.

					Long Term Compensation
		Annual Compensation			Awards		Payouts
						Securities
Name	Fiscal			Other	Restricted	Underlying
and	Year			Annual	Stock	Options/	LTIP	All Other
Principal	Ending	Salary	Bonus	Compensation	Award(s)	SARs (#)	Payouts	Compensation
Position	in	($)	($)	($)	($)	(2)	($)	($)
Kevin R. Keating	2005	$0	$0	$0	N/A	N/A	N/A	$40,000
(Pres., Secr., and Treas.) (1)
Michael Williams	2005	$0	$0	$0	N/A	N/A	N/A	N/A
(Former President and Tres.) (2)	2004	$0	$0	$0	N/A	N/A	N/A	N/A
	2003	$0	$0	$0	N/A	N/A	N/A	N/A
Lanny R. Lang	2005	$0	$0	$0	N/A	N/A	N/A	N/A
(Former CFO, Secr., and Treas.) (3)	2004	$0	$0	$0	N/A	N/A	N/A	N/A
	2003	$0	$0	$0	N/A	N/A	N/A	N/A
Jack E. Dahl	2005	$0	$0	$0	N/A	N/A	N/A	N/A
(Former President) (4)	2004	$60,000	$0	$0	N/A	N/A	N/A	N/A
	2003	$60,000	$0	$0	N/A	10,000	N/A	N/A
Dennis C. Palmer	2005	$0	$0	$0	N/A	N/A	N/A	N/A
(Former Ex. Vice Pres. And	2004	$60,000	$0	$0	N/A	N/A	N/A	N/A
Chief Engineer) (5)	2003	$60,000	$0	$0	N/A	N/A	N/A	N/A
Patricia J. Wilks	2005	$0	$0	$0	N/A	N/A	N/A	N/A
(Former CEO and Chairman) (5)	2004	$0	$0	$0	N/A	N/A	N/A	N/A
	2003	$60,000	$0	$0	N/A	N/A	N/A	N/A

(1)
Mr. Keating became Treasurer on May 4, 2004 and became President, Secretary and a director effective May 26, 2004. On May 27, 2004, the company issued Mr. Keating 400,000 shares of its common stock in consideration for services by him, valued at $40,000. Mr. Keating resigned all of his positions on July 7, 2005.

(2)	Mr. Williams became the Treasurer on May 4, 2004 and resigned as President, Treasurer and a director effective May 26, 2004.

(3)	Mr. Lang resigned as CFO, Treasurer, Secretary and a director effective May 4, 2004.

(4)
Mr. Dahl resigned as President and a director on July 2, 2003. Prior to the Asset Disposition, we had entered into a Retention and Settlement Agreement with Mr. Dahl, the company’s then President, pursuant to which Mr. Dahl would be paid a cash fee of $50,000, plus 20,000 shares of common stock, in complete settlement of any claim on our books at that time, upon a major fundraising or a sale of Dyna-Cam’s assets or business. Upon the Asset Disposition, Mr. Dahl’s was paid the cash fee and stock grant. Mr. Dahl waived his stock options by mutual agreement.

(5)
Mr. Palmer resigned as Executive Vice President and Chief Engineer on June 30, 2003. Ms. Wilks terminated as CEO and Chairman on March 19, 2002. Ms. Wilks and Mr. Palmer executed a general release as part of the Asset Disposition, which included terminating all stock options issued to Ms. Wilks and Mr. Palmer by mutual agreement.

Other than as noted above, no bonuses, other annual compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation were awarded to, earned by, or paid to our officers during any of our last three fiscal years.

There were no option grants to any executive officers during the last fiscal year, and no options were exercised by any executive officer during the last fiscal year. There are no stock options issued and outstanding.

We did not pay any compensation to any director in the last three fiscal years, except that Mr. Keating received 400,000 shares of our common stock in May 2004 in consideration for services valued at $40,000 and, after the Asset Disposition and upon his resignation as a director, Danny R. Hyde was awarded a 20,000 share stock grant for past services as a member of our board.

Employment Arrangements after Exchange Transaction with HydroGen LLC

Since the exchange transaction, Dr. Leo Blomen has been a director and the Chief Executive Officer of Chiste. Dr. Blomen currently is not employed under a written contract. The basic terms of an agreement have been negotiated, subject to approval of the board of directors and final negotiation about certain tax issues relating to Dr. Blomen being a Dutch national. Dr. Blomen is entitled to a compensation package of approximately $200,000 and is provided benefits comparable to the other executives of HydroGen.

Since the exchange transaction, Joshua Tosteson has been a director and the President of Chiste. HydroGen has entered into an employment agreement with Mr. Tosteson as the President for a period of three years commencing April 1, 2005, renewable on an automatic basis annually thereafter. Mr. Tosteson is obligated to spend his full business time on the requirements of HydroGen and Chiste. The agreement may be terminated for cause at any time by HydroGen. If the agreement is terminated without cause, HydroGen will owe Mr. Tosteson six months severance pay. Mr. Tosteson will be paid an annual salary of $185,000, which will be increased to $225,000 upon completion of a secondary offering of the post-merger company. Mr. Tosteson will be entitled to various bonuses upon HydroGen reaching various milestones which will be determined by the Chief Executive Officer and Mr. Tosteson within the next several months. Mr. Tosteson will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Since the exchange transaction, Scott Schecter has been the Chief Financial Officer of Chiste. HydroGen has entered into an employment agreement with Mr. Schecter as the Chief Financial Officer of HydroGen for a period of three years at the rate of $200,000, increasing to $250,000 upon the completion of a secondary offering of the post-merger company. The agreement may be terminated at any time for cause, however if Mr. Schecter is terminated without cause, he is entitled to one year severance pay from HydroGen, plus the acceleration of certain rights to options that would have been otherwise earned. Mr. Schecter is obligated to spend his full business time on the requirements of HydroGen and Chiste. Mr. Schecter received an equity interest in HydroGen (which will convert into Series B Preferred Shares) as part of his prior consulting agreement. Under the new agreement, Mr. Schecter has been granted an option commencing April 2005 to acquire Chiste common stock after the Exchange for 114,115 shares on a post-Reverse Split basis, exercisable until April 2015 at approximately $4.34 per share. These options vest ratably each month until April 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of Chiste. Mr. Schecter will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Since the exchange transaction, Scott Wilshire will be the Chief Operating Officer of Chiste. In March of 2005 HydroGen entered into an employment agreement with Mr. Wilshire as the Chief Operating Officer of HydroGen for a period of three years at the rate of $150,000 per year, increasing to $180,000 upon completion of second offering of the post merger company. In addition, Mr. Wilshire is entitled to bonuses based upon his performance and the performance of the company. Mr. Wilshire is obligated to spend his full business time on the requirements of HydroGen and Chiste. Mr. Wilshire can be terminated at any time for cause. If Mr. Wilshire is terminated without cause, he is entitled to receive one year severance pay. Under the terms of this contract Mr. Wilshire has earned, and continues to earn, an equity interest in HydroGen. This arrangement will be modified to a right to acquire common stock of Chiste after the Exchange representing 85,768 shares of Chiste common stock at an exercise price of approximately $4.34 per share on a post-Reverse Split basis, exercisable until January 31, 2015 once vested. These options vest ratably each month until March 2008. Mr. Wilshire will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Hydrogen has entered into an employment agreement with Mr. Gregory Morris as the Senior Vice-President. Mr. Morris will be paid an annual salary of $110,000, increasing to $160,000 after completion of a secondary offering of the post-merger company. In addition, Mr. Morris will be entitled to receive both cash and an award of shares of common stock of Chiste after the Exchange in the event that he generates certain sales opportunities for HydroGen, upon closing of those sales. The amount of cash and stock earned will depend upon the size of the sales. Mr. Morris can be terminated any time with cause. If he is terminated without cause, he is entitled to six months severance, plus whatever bonuses he may earn if HydroGen closes, within six months of termination, on a sale opportunity he generated. Mr. Morris will devote a minimum of 70% of his workday to HydroGen. He will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Stock Option Plan and Other Arrangements.

In July 2005, the board of directors approved our 2005 performance equity plan pursuant to which a total of 1,100,000 shares of common stock were reserved for issuance in connection with the awards available for grant. The 2005 plan was approved by the stockholders on August 16, 2005. The following types of awards may be granted under the 2005 plan:

•	incentive stock options;

•	non qualified stock options;

•	stock appreciation rights;

•	restricted stock awards;

•	stock bonuses; or

•	other forms of stock benefits.

Incentive stock options may be granted only to our employees. Other benefits may be granted to our consultants, directors (whether or not they are employees of ours), employees and officers. Currently there are no awards outstanding under the 2005 plan.

Pursuant to the exchange transaction with HydroGen LLC, outstanding options for HydroGen LLC securities were assumed by HydroGen Corporation. In the aggregate, HydroGen Corporation assumed the obligation to issue 342,344 shares of common stock. The average exercise price is approximately $4.34 per share. None of the above options were approved by the HydroGen Corporation shareholders, however, they were approved by a majority of the HydroGen LLC members. Each of these options is held by an employee of HydroGen LLC, and are deemed an individual compensation arrangement. The agreements have vesting periods of up to 36 months and are exercisable for up to ten years after grant.

Plan	Number of securities to be issued on exercise of outstanding options (not adjusted for reverse split)	Weighted average exercise prices (not adjusted for reverse split)	Securities remaining available for future issuance
Individual Compensation Plan	342,344	$4.34	N/A

Principal Stockholders

The following table sets forth certain information regarding our common stock beneficially owned on September 21, 2005, for (i) each shareholder known to be the beneficial owner of 5% or more of outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, assuming all options granted to Messrs. Schecter and Wilshire are fully vested. The table assumes a total of 7,511,740 shares of common stock outstanding.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Beneficial Ownership
Leo Blomen(1)	411,586	5.41%
Joshua Tosteson(1)(2)	543,097	7.13%
Scott Schecter(1), (3)	205,946	2.66%
Scott Wilshire(1), (4)	85,768	1.11%
FuelCell Holdings, LLC(5)	757,445	9.95%
Pequot Capital Management, Inc.(6)	766,313	10.07%
SAC Capital Associates, LLC(7)	392,146	5.15%
Security Management Company, LLC(8)	1,568,593	20.06%
Keating Reverse Merger Fund, LLC(9) 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	301,800	3.96%
All Executive Officers and Directors as a group (four persons)(3)(4)	1,246,396	15.95%

(1)	c/o 1801 Route 51 South, Jefferson Hills, Pennsylvania 15025.

(2)
The holders of 6,997,733 shares of common stock, and Keating Reverse Merger Fund, LLC which holds 301,800 shares of common stock have agreed to vote for Leo Blomen, Joshua Tosteson, each of two individuals which one will be designated by each of Messrs Blomen and Tosteson and a designee of Keating Reverse Merger Fund, LLC to serve as directors of Chiste. They also agree to maintain the board of directors at five persons during the terms of their voting agreements. In the event these agreements are not observed, Mr Tosteson has their proxies to enforce the voting provisions.

(3)	Includes options to purchase 114,115 shares of common stock at an exercise price of approximately $4.34 per share.

(4)	Includes options to purchase 85,768 shares of common stock at an exercise price of approximately $4.34 per share.

(5)	FuelCell Corporation of America has an address at 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122. Mr. Saul Siegel has investment authority over these shares.

(6)
Shares beneficially owned by Pequot Capital Management, Inc. represent 490,442 shares of common stock held of record by Pequot Scout Fund, L.P.275,871 shares of common stock held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the investment manager to the above named funds exercises sole dispositive, voting and investment power for all the shares. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(7)	S.A.C. Capital Associates, LLC has an address at 158 Victoria House, The Valley, Anguilla, BWI. S.A.C. Capital Advisors LLC has the voting authority over these shares.

(8)
Security Management Company, LLC is the investment advisor to (a) SBL Fund, Series J, (b) Security Mid Cap Growth Fund, (c) Security Equity Fund, Mid Cap Values Series, and (d) SBL Fund, Series V (collectively, the “Funds”). Each of the Funds is an investment company registered under the Investment Company Act of 1940, as amended. The securities listed in the table above are owned by the Funds. As investment advisor, Security Management Company, LLC may be deemed to be the beneficial owner of such securities.

(9)
Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of common stock owned by Kevin R. Keating. Keating Reverse Merger Fund, LLC has the right to nominate a director of the company.

Description of Securities

Common Stock

Our certificate of incorporation authorizes us to issue up to 65,000,000 shares of common stock, par value $.001 per share. There are 7,511,740 shares of common stock issued and outstanding as of the date of this prospectus.

Holders of common stock are entitled to receive dividends as may be declared by our board of directors from funds legally available for these dividends. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights. All of the outstanding shares of common stock are, and all of the shares of common stock to be issued in connection with this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

The company previously designated two classes of preferred stock, both of which have been converted or cancelled and the shares designated returned to the status of authorized but un issued shares of preferred stock.

Transfer Agent

Our transfer agent for the common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401. Computershare’s telephone number is (303) 262-0600. The company acts as the transfer agent for the Series B Preferred Stock.

Selling Stockholders

The following table provides certain information about the selling stockholders’ beneficial ownership of our common stock at September 21, 2005. It assumes the sale of all of the shares of common stock offered by the selling stockholders under this prospectus. Unless otherwise indicated, the selling stockholder possesses sole voting and investment power with respect to the securities shown.

	Prior to Offering			After Offering
Name	Number of Shares Beneficially Owned	Percentage Of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Paul Archinand	17,779	0.2	11,203	6,576	*
Edmund Bailys Family Trust LLC (1)	5,606	*	5,606	0	0
Jules Belkin	18,839	0.3	18,839	0	0
Jules Belkin Revocable Trust (2)	43,765	0.6	43,765	0	0
The Billion Company (3)	50,127	0.7	50,127	0	0
Ian A. Bowles	2,239	*	2,239	0	0
CAMOFI Master LDC (4)	112,042	1.5	112,042	0	0
Crestview Capital Master, LLC (5)	257,689	3.4	257,689	0	0
Umberto P. Fedeli	24,511	0.3	15,688	8,823	0.1
Howard Feinberg	17,779	0.2	11,203	6,576	*
HMR Investors, LP (6)	182,068	2.4	70,026	112,042	1.5
Iroquois Master Fund Ltd. (7)	56,021	0.7	56,021	0	0
Irvine Capital Partners, L.P. (8)	74,000	1.0	74,000	0	0
Irvine Capital Partners III, L.P. (8)	10,091	0.1	10,091	0	0
JGB Capital LP (9)	56,021	0.7	56,021	0	0
Kurzman Partners, LP (10)	11,203	0.1	11,203	0	0

	Prior to Offering			After Offering
Name	Number of Shares Beneficially Owned	Percentage Of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Vernon Marquez	64,465	0.8	64,465	0	0
Vernon B. Marquez Testamentary Trust (11)	28,010	0.4	28,010	0	0
Edmund Mendrala	5,605	*	5,605	0	0
J. Chapman Morris Trust (12)	8,971	0.1	5,605	3,605	*
New Summit Partners, LP (13)	22,405	0.3	22,405	0	0
Park Corporation (14)	259,092	3.4	259,092	0	0
Peter J. O’Hara	17,779	0.2	11,203	6,576	*
Pequot Mariner Master Fund, LP (15)	275,871	3.6	275,871	0	0
Pequot Scout Fund, L.P. (15)	490,442	6.4	490,442	0	0
Kenneth Petersen	35,558	0.5	35,558	0	0
Steven R. Purvis	11,203	0.1	11,203	0	0
Scott Rose	8,889	0.1	5,605	3,284	*
S.A.C. Capital Associates LLC (16)	392,146	5.2	392,146	0	0
SBL Fund, Series J (17)	432,924	5.7	432,924	0	0
SBL Fund, Series V (17)	354,505	4.7	354,505	0	0
Security Equity Fund, Mid Cap Value Series (17)	547,442	7.2	547,442	0	0
Security Mid Cap Growth Fund (17)	233,722	3.1	233,722	0	0
Ann W. Siegel	35,009	0.5	35,009	0	0
Clifford Siegel (18)	17,779	0.2	11,203	6,576	*
Steven Silverman	25,956	0.3	24,644	1,312	*
Jean Singer & Jonathan Wetchler	5,605	*	5,605	0	0
Jeffrey Stillman	5,605	*	5,605	0	0
Visconsi Enterprises, LLC (19)	52,313	0.7	52,313	0	0
Anthoni Visconsi, II (20)	56,021	0.7	56,021	0	0
Dominic A. Visconsi (19)	56,021	0.7	56,021	0	0
Larry S. Werbel Profit Sharing Plan (20)	13,988	0.2	8,964	5,042	*
Gui Yun Yang	52,521	0.7	52,521	0	0
Gui Yun Yan Individual Retirement Account	33,623	0.4	11,203	22,420	0.3
Sanjay S. Yadav	10,669	0.1	6,725	3,944	*
Kenneth and Anna Zalk	86,011	1.1	86,011	0	0
Alpha Capital AG (21)	44,813	0.6	44,813	0	0

_____________________________

(1)	Edmund Bailys, the managing member, has the dispositive and voting authority of all shares held by The Edmund Bailys Family Trust LLC.

(2)	Jules Belken is the trustee of the Jules Belken Revocable Trust with dispositive and voting authority over the shares held by the trust.

(3)	Robert B. Richardson the President of the Billion Company has dispositive and voting authority over the shares held by the corporation.

(4)	Richard Smithline, a director of CAMOFJ Master LDC, has dispositive and voting authority over the shares held by the company.

(5)
Stewart R. Flink, Robert Hoyt and David Walsh, managing directors of Crestview Capital Master LLC, have dispositive and voting authority over the shares held by the company. Mr. Flink is a controlling shareholder of Dillon Capital, Inc, a broker-dealer registered with the NASD.

(6)
James G. Marquez and Mariella Marquez, general partners of HMR Investors L.P., have dispositive and voting authority over the shares held by the limited partnership. Mr. Marquez is a registered representative with the NASD and affiliated with Battenkill Capital Inc. a broker-dealer registered with the NASD.

(7)	Joshua Silverman, an authorized representative of Iroquois Master Fund Ltd., has the dispositive and voting authority over the shares held by the corporation.

(8)	David Burzell, general manager of each of Irvine Capital Partners, L.P. and Irvine Capital Partners, III L.P., has the dispositive and voting authority over shares held by these entities.

(9)	Brett Cohen, president of JGB Management Inc., the general partner of JGB Capital LP, has the dispositive and voting authority over the shares held by the limited partnership.

(10)
David H. Kurzman, the managing partner of Kurzman Partners, LP, has the dispositive and voting authority over the shares held by the limited partnership. Mr. Kurzman is the registered person with NASD.

(11)	The Whitney National Bank of New Orleans is the trustee of the testamentary trust with dispositive and voting authority over the shares held by the trust.

(12)	J. Chapman Morris, Sr. and Geraldine Morris, trustees of the J. Chapman Morris Trust, have shared dispositive and voting authority over the shares held by the trust.

(13)	Luther King, managing partner of new Summit Partners, L.P., has the dispositive and voting authority over the shares held by the limited partnership.

(14)	Joseph J. Adams, Dan K. Park and Raymond P. Park, officers of the Park Corporation have shared dispositive and voting authority over the shares held by the corporation.

(15)
Shares beneficially owned by Pequot Capital Management, Inc. represent 490,442 shares of common stock held of record by Pequot Scout Fund, L.P. and 275,871 shares of common stock held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the investment manager to the above named funds exercises sole dispositive, voting and investment power for all the shares. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(16)
S.A.C. Capital Advisors LLC, the investment advisor of S.A.C. Capital Associates LLC, exercises dispositive and voting authority over the shares held by S.A.C. Capital Associates LLC. Scott Grummon, president of S.A.C. Capital Associates LLC exercises control of the decisions of the limited liability company.

(17)
Security Management Company, LLC is the investment advisor to (a) SBL Fund, Series J. (b) Security Mid Cap Growth Fund, (c) Security Equity Fund, Mid Cap Values Series, and (d) SBL Fund, Series V (collectively, the “Funds”). Each of the Funds is an investment company registered under the Investment Company Act of 1940, as amended. The securities listed in the table above are owned by the Funds. As investment advisor, Security Management Company, LLC may be deemed to be the beneficial owner of such securities.

(18)	Clifford Siegel is a senior executive of Jeffries and Company, a registered broker-dealer, and a member of the NASD.

(19)
Anthoni Visconsi II, Nicole Mawby and Dominic A. Visconsi Jr. are members of Visconsi Enterprises LLC, each with shared dispositive and voting authority over the shares held by Visconsi Enterprises LLC. Visconsi Enterprises LLC disclaims any beneficial interest in the shares held by Anthoni and Dominic Visconsi. Anthoni and Dominic Visconsi have an undisclosed beneficial interest in some of the shares of Visconsi Enterprises LLC.

(20)	Larry S. Werbel, the trustee of the Larry S. Werbel Profit Sharing Plan, has dispositive and voting authority over the shares held by the plan.

(21)	Konrad Ackerman and Rainer Pasch, directors of Alpha Capital AG, have shared dispositive and voting authority over the shares held by them.

Plan of Distribution

Each selling stockholder of the common stock offered for sale hereunder and any of their pledgees, donees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter bulletin board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Any or all of the sales or other transactions described above involving the shares may be made using this prospectus. The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker - dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker - dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

The company is required to pay certain fees and expenses incurred by the company incident to the registration of the shares. We have agreed to indemnify the selling stockholders and any of their respective officers, directors and agents, and certain other persons against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Legal Matters

Graubard Miller, will opine as to the validity of the common stock offered by this prospectus and legal matters for us.

Experts
Our financial statements have been included in the registration statement in reliance upon the report of Goldstein Golub Kessler LLC, independent registered public accountants, appearing in the registration statement, and upon the authority of this firm as experts in accounting and auditing.

Where You Can Find Additional Information

We intend to furnish our stockholders annual reports, which will include financial statements audited by independent accountants, and all other periodic reports as we may determine to furnish or as may be required by law, including Sections 13(a) and 15(d) of the Exchange Act.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the accompanying exhibits, as permitted by the rules and regulations of the SEC. For further information, please see the registration statement and accompanying exhibits. Statements contained in this prospectus regarding any contract or other document which has been filed as an exhibit to the registration statement are qualified in their entirety by reference to these exhibits for a complete statement of their terms and conditions. The registration statement and the accompanying exhibits may be inspected without charge at the offices of the SEC and copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. Electronic reports and other information filed through the Electronic Data Gathering, Analysis, and Retrieval System, known as EDGAR, are publicly available on the SEC’s website, http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Members HydroGen, L.L.C.
We have audited the accompanying statement of operations and cash flows of HydroGen L.L.C. (a development stage company) for the year ended December 31, 2003 and the statement of members’ deficiency for the period from November 11, 2001 (inception) to December 31, 2001 and the years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of Hydrogen L.L.C. referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2003 in conformity with United States generally accepted accounting principles.

/s/ Saltz, Shamis & Goldfarb, Inc.

Saltz, Shamis & Goldfarb, Inc.
Akron, Ohio

February 20, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HydroGen Corporation

We have audited the accompanying balance sheet of HydroGen Corporation (formerly HydroGen, L.L.C.) (a development stage company) as of December 31, 2004 and the related statements of operations, shareholders’ deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HydroGen Corporation (formerly HydroGen L.L.C.) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

/s/ Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 11, 2005, except for the second paragraph of Note 2 which is as of April 1, 2005, the seventh and eighth paragraphs of Note 11 which is as of May 6, 2005 and the first paragraph of Note 2 which is as of July 7, 2005

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen, L.L.C.)
(A Development Stage Company)
BALANCE SHEETS

	JUNE 30,	DECEMBER 31,
	2005	2004
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$256,393	$1,230,056

Other current assets	131,711	2,515

TOTAL CURRENT ASSETS	388,104	$1,232,571

Property and equipment, net	66,188	4,415

TOTAL ASSETS	$454,292	$1,236,986

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$554,789	$289,974
Note payable, related parties	617,360	617,360
Convertible notes payable, net of discount of $387,839 at December 31, 2004	2,000,000	1,242,161

TOTAL CURRENT LIABILITIES	3,172,149	2,149,495

Common stock, par value $0.001, authorized 65,000,000 shares, none issued	-	-

Series B convertible preferred stock, par $0.001, authorized 10,000,000 shares, 466,306 and 433,566 issued (stated value and liquidation preference of $34.62 per share)	467	434

Additional paid-in capital	1,824,147	1,094,758

Accumulated deficit	(4,542,471)	(2,007,700)

TOTAL SHAREHOLDERS' DEFICIENCY	(2,717,857)	(912,508)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$454,292	$1,236,986

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen, L.L.C.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS

					NOVEMBER 11,
					2001 (INCEPTION)
	FOR THE SIX				THROUGH
	MONTHS ENDED		FOR THE YEARS ENDED		JUNE 30, 2005
	JUNE 30,		DECEMBER 31,		(not covered by
	2005	2004	2004	2003	auditors' reports)
	(unaudited)	(unaudited)

REVENUES	$-	$767	$767	$40,765	$96,660

COSTS AND EXPENSES

Cost of revenue	-	443	443	1,254	1,780

General and administrative expenses	1,983,195	496,245	1,639,462	191,881	3,975,654

TOTAL COSTS AND EXPENSES	1,983,195	496,688	1,639,905	193,135	3,977,434

LOSS FROM OPERATIONS	(1,983,195)	(495,921)	(1,639,138)	(152,370)	(3,880,774)

Interest income	9,545	-	1,164	-	10,709

Interest expense	(561,121)	(9,033)	(96,680)	(10,758)	(672,406)

NET LOSS	$(2,534,771)	$(504,954)	$(1,734,654)	$(163,128)	$(4,542,471)

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen, L.L.C.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

					NOVEMBER 11,
					2001 (INCEPTION)
	FOR THE SIX				THROUGH
	MONTHS ENDED		FOR THE YEARS ENDED		June 30, 2005
	JUNE 30,		DECEMBER 31,		(not covered by
	2005	2004	2004	2003	auditors' reports)
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,534,771)	$(504,954)	$(1,734,654)	$(163,128)	$(4,542,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,019	98	491	-	2,510
Amortization of discount on convertible notes	491,242	-	67,669	-	558,911
Members' interests issued for compensation	626,019	218,877	638,830	-	1,264,849
Changes in operating assets and liabilities
(Increase) decrease in other current assets	(129,196)	3,000	485	32,835	(131,711)
(Decrease) increase in accounts payable and accrued expenses	264,816	55,916	185,980	53,782	554,789
NET CASH USED IN OPERATING ACTIVITIES	(1,279,871)	(227,063)	(841,199)	(76,511)	(2,293,123)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(63,792)	(2,947)	(4,906)	-	(68,698)

CASH FLOWS FROM FINANCING ACTIVITIES
Members' capital contributions	-	-	-	-	854
Proceeds from notes payable, related parties	-	445,710	445,710	75,435	617,360
Proceeds from issuance of convertible notes payable including amount allocated to equity component	370,000	-	1,630,000	-	2,000,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	370,000	445,710	2,075,710	75,435	2,618,214

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(973,663)	215,700	1,229,605	(1,076)	256,393

CASH AND CASH EQUIVALENTS, beginning of period	1,230,056	451	451	1,527	-
CASH AND CASH EQUIVALENTS, end of period	$256,393	$216,151	$1,230,056	$451	$256,393

SUPPLEMENTAL DISCLOSURES

Cash paid for interest	-	-	-	-	-

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen, L.L.C.)
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS' DEFICIENCY

				Deficit
				Accumulated
			Additional	During the	Total
	Series B Preferred Stock		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Deficiency
Balance, November 11, 2001
(Inception)	-	-	-	-	-

Capital contributed	377,704	$378	$476	$-	$854

Net loss	-	-	-	(5,564)	(5,564)

Balance, December 31, 2001	377,704	$378	$476	$(5,564)	$(4,710)

Net loss	-	-	-	(104,354)	(104,354)

Balance, December 31, 2002	377,704	$378	$476	$(109,918)	$(109,064)

Net loss	-	-	-	(163,128)	(163,128)

Balance, December 31, 2003	377,704	$378	$476	$(273,046)	$(272,192)

Equity issued for compensation	28,012	28	638,802	-	638,830

Issuance of equity in connection with issuance of convertible notes	27,850	28	455,480	-	455,508

Net loss	-	-	-	(1,734,654)	(1,734,654)

Balance, December 31, 2004	433,566	$434	$1,094,758	$(2,007,700)	$(912,508)

(unaudited)

Vesting of equity issued for compensation	21,731	22	513,319	-	513,341

Equity issued to existing shareholders electing antidilution protection	4,862	5	112,673	-	112,678

Issuance of equity in connection with issuance of convertible notes	6,147	6	103,397	-	103,403

Net loss	-	-	-	(2,534,771)	(2,534,771)

Balance, June 30, 2005	466,306	$467	$1,824,147	$(4,542,471)	$(2,717,857)

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 1 - DESCRIPTION OF THE COMPANY

The business of HydroGen Corporation, formerly HydroGen L.L.C. (the “Company”) commenced in November, 2001 to conduct the business of designing and manufacturing air-cooled Phosphoric Acid Fuel Cell (“PAFC”) power generation systems. The term of the Company’s existence is ten years unless terminated earlier. On July 7, 2005, The Company became a wholly-owned subsidiary of Chiste Corporation, which was renamed “HydroGen Corporation” on August 18, 2005 (see Note 2).

Company’s Business

The Company is a manufacturer of multi-megawatt fuel cell systems utilizing proprietary 400-kilowatt (kW) phosphoric acid fuel cell (PAFC) technology. The technology was developed by Westinghouse Electric Corporation, and was acquired in 1993 by Fuel Cell Corporation of America (“FCA”,) the Company’s predecessor. In 2001, FCA assigned all of its ownership rights to the technology to the Company (the assignment to the Company of patents and patent applications is in the process of being registered with the United States Patent and Trademark Office).

FCA contributed assets and PAFC technology for a 55% interest in the Company. Founding management members received a 45% membership interest in the aggregate for services to be rendered. FCA, under the Operating Agreement, received a distribution preference from the Company in the amount of $2.2 million. On January 27, 2004, FCA and HMR, LP (“HMR”) a Connecticut limited partnership, entered into an option agreement granting HMR the option to purchase ½ of FCA’s 54.083 membership units. On May 14, 2004, HMR acquired 27.042 of FCA’s units for $2,350,000 under this Option Agreement. Prior to exercise of the option by HMR, FCA owned 53.683% of the outstanding membership units of the Company, and at December 31, 2004 FCA owned 23.284% of such membership units.

As a part of this transaction FCA cancelled its $2.2 million distribution preference as provided for in the operating agreement with the Company. Further, FCA agreed to lend the Company on an interest free basis evidenced by a line of credit note, a sum not to exceed $350,000.

NOTE 2 - RECAPITALIZATION

Effective February 23, 2005, the Company entered into a Non-Binding Letter of Intent (“LOI”) with Chiste Corporation, a Nevada corporation (“Chiste”), setting forth the preliminary terms by which Chiste acquired the Company. Chiste was a reporting company under the Securities and Exchange Act of 1934, and its shares of common stock were traded on the OTC Bulletin Board. On July 7, 2005, the Company and Chiste consummated a definitive exchange agreement (“Exchange Agreement”) whereby Chiste acquired all the membership interests of the Company (“LLC Units”) outstanding as of the closing date by an exchange of 742,255 shares of Series B Preferred Stock for LLC Units. The Preferred Stock has voting rights equivalent to its voting rights on an as converted basis. The Company will remain a wholly owned limited liability company of Chiste, and continue to conduct its current business operations. The Series B Preferred Stock was converted into common stock of Chiste once the shareholders of Chiste

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 2 - RECAPITALIZATION - CONTINUED

approved a reverse split of the common stock (See Note 11). Prior to the closing of the Exchange Agreement, HydroGen raised gross proceeds of approximately $6,500,000 through the sale of membership units. In addition, in connection with the exchange, Chiste sold 211,569 preferred shares to an institutional investor for $7,000,000. The shareholders of Chiste prior to this transaction now own on a fully diluted, as converted basis common shares amounting to approximately 5% of the common stock of Chiste, and the holders of Company LLC Units and new investors hold approximately 95% of the outstanding common stock on a fully diluted, as converted basis. Chiste is obligated to register for resale shares of common stock of certain holders into which the Series B Preferred Stock was converted (not later than the longer of 90 days after the Closing or 45 days after the filing by the Company of the financial statements of the Company and Chiste on a combined basis in a Form 8-K or other periodic report). The above described exchange transaction is being treated as a recapitalization of HydroGen, and the accompanying financial statements reflect the impact of the recapitalization for all periods presented.

As described in Note 7, the Company had outstanding $2,000,000 in principal amount of convertible notes which bear interest at 6% per annum. Although the conversion rate was $222,222 per membership unit of the Company, as part of the transactions described above and to encourage conversion of the Bridge Notes, the Company extended an offer to the holders of the bridge notes to convert the outstanding principal for units in the Company at the conversion rate of $125,000 per Unit. All of the notes were subsequently converted on July 7, 2005, and the Company paid approximately $69,000 in interest expense to the note holders. Upon conversion, the Company incurred a charge of approximately $875,000 related to the fair value of the additional membership units issued to the debt holders in relation to the reduced conversion rate used to encourage the debt holders to convert.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recognized when persuasive evidence of a sale exists, the product has been delivered, the rights and risks of ownership have passed to the customer, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. For arrangements which include customer acceptance provisions, revenue is not recognized until the terms of acceptance are met. Reserves for sales returns and allowances are estimated and provided for at the time of shipment.

Cash Credit Risk

From time to time the Company maintains cash deposits with its principal bank in excess of FDIC insured limits. The Company has not experienced any losses in these accounts.

Advertising

Advertising costs are expensed as incurred. For the 6 months ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003 and the period from November 11, 2001 (inception) to June 30, 2005, advertising expense was 0, $389, $389, $884 and $1,273, respectively.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of related assets as follows: computer and office equipment - five years; machinery and equipment and leasehold improvements - seven years.

Research and Development Expenses

Research and development expenditures are expensed as incurred. Research and development expense for the 6 months ended June 30, 2005 and 2004 and for the years ended December 31, 2004 and 2003 and the period from November 11, 2001 (inception) to June 30, 2005, was approximately $335,000, $62,000, $248,000, $20,000 and $447,000, respectively.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers its short-term cash investments, which have an original maturity of three months or less, to be cash equivalents.

Income Taxes

The Company, which was formerly a limited liability company in Ohio, had elected to be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the company’s taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. See Note 4.

Loss per Share

Loss per share is not presented because no common shares were outstanding at June 30, 2005 and 2004, and at December 31, 2004 and 2003. As discussed in Note 12, in August 2005, the Company’s preferred shares converted into common shares, and the Company effectuated a 1:25 reverse stock split of its common shares. Giving effect to the conversion of the preferred into common shares and the reverse stock split, the Company would have recognized a loss per share of $(0.76), $(0.18), $(0.60) and $(0.06) for the 6 month periods ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003, respectively.

Interim reporting

The results of operations for the six-month period ended June 30, 2005 is not necessarily indicative of the results of operations expected for the year ended December 31, 2005.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

The accompanying unaudited interim consolidated financial statements include all adjustments (consisting only of those of a normal recurring nature) necessary for a fair statement of the results of the interim period.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Equity-Based Compensation

The Company accounts for equity-based compensation for employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock, stock options or other similar instruments, granted to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

If compensation expense for HydroGen’s plans had been determined based on the fair value at the grant dates for awards under its plans, consistent with the method described in SFAS No. 123, “Accounting for Stock-Based Compensation,” HydroGen’s net income and income per share would have been adjusted as follows for the three and six-month periods ended June 30, 2005 and 2004 (there would be no impact on the results for the years ended December 31, 2004 and 2003):

	Six Months ended June 30,
	2005	2004
Net loss, as reported	$(2,534,771)	$(504,954)
Pro forma equity compensation expense, net of tax benefit	(255,843)	-
Pro forma net loss	$(2,790,614)	$(504,954)

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity’s statement of income. The accounting provisions of SFAS 123R are effective for annual reporting periods beginning after June 15, 2005. The Company is required to adopt the provisions of SFAS 123R in the quarter ending March 31, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” (Note 1(l)) for the pro forma net loss and net loss per share amounts, for quarters ended March 31, 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expects the adoption to have a material impact on the consolidated statements of operations and comprehensive income (loss) and net income (loss) per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE 4 - INCOME TAXES

Subsequent to the consummation of the Exchange Agreement in July 2005, HydroGen LLC became a wholly-owned subsidiary of HydroGen Corporation and, for tax purposes, the Company is being treated as a C corporation rather than a limited liability corporation. At this time, the Company began accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that such portion of the deferred tax asset will not be realized.

At June 30, 2005, the Company had accumulated net operating loss carryforwards for federal tax purposes of approximately $2,887,000 that are available to offset future taxable income, if any, in the years 2010 through 2022. The Company’s recapitalization, described in Note 2, may have significantly impaired the Company’s ability to utilize the deferred income tax asset related to net operating loss carryforwards due to limitations imposed by Section 382 of the Internal Revenue Code. Accordingly, subsequent to the recapitalization of the Company, management recorded a valuation allowance against deferred tax assets associated with net operating loss carryforwards realized prior to the execution of the Exchange Agreement.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2005 and December 31, 2004.

	June 30, 2005	December 31, 2004
Machinery and equipment	$352,151	$296,250
Leasehold improvements	4,528	4,528
Office equipment	58,145	50,253
	414,824	351,031

Less accumulated depreciation	348,636	346,616
	$66,188	$4,415

The net book value of significantly all of the above assets was transferred from a related party at historical cost (see Note 1) at the date of formation of the Company.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At June 30, 2005 and December 31, 2004, accounts payable and accrued expenses include the following:

	June 30, 2005	December 31, 2004
Accounts payable	$179,840	$73,892
Accrued consulting fees	-	100,000
Accrued professional fees	60,000	35,000
Accrued interest	111,400	43,616
Other	203,549	37,466
	$554,789	$289,974

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 7 - CONVERTIBLE NOTES AND CAPITAL STRUCTURE

Convertible Notes

The Company has completed a $2,000,000 private placement of securities whereby, for each $10,000 received, it issued investment units consisting of a $10,000 convertible note and a .045 membership unit. At December 31, 2004, the Company had received $1,630,000 of the investment units and subsequent to December 31, 2004, the Company received the remaining $370,000.

The convertible note bears interest at the rate of 6% per annum and may be converted to a membership unit of the Company on the basis of .045 units per $10,000 of convertible amount.

The convertible notes may be converted into membership units at any time before either a public or private placement of at least $10.0 million of the Company’s securities. If not converted or otherwise repaid or redeemed, the convertible notes are payable in full including accrued interest on June 30, 2005. A value of $558,906 has been allocated to the issuance of membership units. This amount is reflected as a discount to the convertible notes payable and is being amortized over the life of the loan. For the 3 and 6 months ended June 30, 2005, and for the year ended December 31, 2004, $262,073, $491,236 and $67,700 have been amortized to the debt component and included as additional interest expense, respectively. At June 30, 2005, the entire discount of $558,906 has been amortized to the debt component. As discussed in Note 2 above, the convertible notes were converted into membership units as part of HydroGen’s private placement, which closed on July 7, 2005.

NOTE 8 - OPERATING LEASE

Through January, 2005, the Company subleased its manufacturing facility on a month to month basis. In February, 2005, an entity controlled by a significant shareholder of the Company (“Significant Shareholder”) purchased the industrial complex that includes this facility. In April, 2005, the Company increased the amount of space it currently rents from approximately 10,500 square feet to approximately 35,000 square feet. In August, 2005, the Company signed a lease on a new manufacturing facility (see Note 12).

For the 6 months ended June 30, 2005 and 2004, rent expense was approximately $49,000 and $17,000, respectively. For each of the years ended December 31, 2004 and 2003, rent expense was $33,842. For the period from November 11, 2001 (inception) to June 30, 2005, rent expense was $154,408.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 9 - DEVELOPMENT STAGE OPERATIONS, RISKS AND UNCERTAINTIES

The Company commenced operations on November 11, 2001, with the transfer of assets and PAFC technology from Fuelcell Corporation of America, the Company’s then majority member. The Company was formed to commercialize the PAFC technology developed by Westinghouse Corporation. In addition to the technology, the Company owns the manufacturing assets for production of commercial-ready 400-kw air-cooled modules.

The Company is at an early stage of business development. As a result, the Company is subject to all the risks inherent in starting a new business. The Company has neither sold nor installed any fuel cell systems in its operating history. The Company is dependent on the proceeds of a planned equity financing to construct, develop and operate its first power station. The Company’s ability to market its products and related technology and to obtain research and development contracts depend, in part, on its ability to attract and retain key scientific and management personnel. Market acceptance of fuel cells and related products is still uncertain. In addition, acceptance of the Company’s products will be determined in large part by the Company’s ability to demonstrate the safety and efficiency, cost effectiveness and performance features of such products. The Company may encounter significant competition in the markets for its products. Many of the Company’s competitors and potential competitors may have substantially greater resources, including capital, name recognition, research and development experience and manufacturing and marketing capabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Convertible Notes Payable, and Notes Payable to Related Parties

Management estimates the carrying amounts of the note payable to related parties to approximate fair value due to the short term nature of the agreements. We estimate the fair value of the convertible notes payable to approximate their principal amounts due to the short term nature of the agreements.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 11 -	RELATED PARTY TRANSACTIONS AND EQUITY ISSUED IN EXCHANGE FOR SERVICES

The Significant Shareholder has provided short-term working capital loans evidenced by promissory notes from the Company. These notes are payable on demand and accrue interest at 8% per annum. Outstanding borrowings were $267,360 as of December 31, 2004. Additionally, the Significant Shareholder has provided an interest free line of credit to the Company of $350,000, all of which was drawn and was also outstanding at December 31, 2004. The Significant Shareholder has agreed that, upon repayment of the $350,000 non-interest bearing note, he will forgive the principal balance of the interest-bearing loans by $150,000. For the 6 months ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003, interest expense to the Significant Shareholder approximated $10,600, $9,000, $19,900 and $14,600, respectively. At June 30, 2005 and December 31, 2004, approximately $45,000 and $34,500 of accrued interest to the Significant Shareholder is included in Accounts payable and accrued expenses on the Company’s balance sheets, respectively.

Additionally, the Company made payments to a company owned by the Significant Shareholder for laboratory and administrative support services, which amounted to less than $1,000 for the 6 months ended June 30, 2005 and for the years ended December 31, 2004 and 2003. At June 30, 2005 and December 31, 2004 the Company had an open payable balance to this company in the amount of $0 and $17,023, respectively, which is included in accounts payable and accrued expenses in the accompanying balance sheets.

The Company and HMR are parties to an agreement dated June 30, 2004 that provides for the payment to HMR of fees totaling $100,000 payable over a 5-month period beginning in September, 2004, in consideration of financial consulting services. Additionally, the Company has issued to HMR 4 LLC Units in the Company, subject to a 12-month vesting schedule through January 2005. The value of the LLC Units is being charged to expense at the fair value of the LLC Units at the date of vesting.

The Company has granted to two individuals an aggregate of 5.278 LLC Units for services to be rendered, subject to a 12 month vesting schedule. One individual received 2.0 LLC Units in January, 2004, and is fully vested in those units at December 31, 2004. The second individual received 3.278 LLC Units in June, 2004 and, at June 30, 2005 and December 31, 2004, has a 100% and 50% vested interest in those units, respectively. The value of the LLC Units at the date of issuance were charged to expense ratably over the vesting period.

The vested portion of these units through June 30, 2005 and December 31, 2004 has been included in general and administrative expenses for the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively.

In March and April, 2005, the Company issued options to certain employees and advisors for an aggregate of 12.22 Membership Units. The options have an exercise price of $121,500 per unit, and vest over a 36 month period. These agreements were subsequently amended to reflect the recapitalization of the Company, and are now options on the Company’s common stock.

HYDROGEN CORPORATION AND SUBSIDIARY (formerly HydroGen L.L.C.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(The period from November 11, 2001, inception, through December 31, 2004 is unaudited)
(The information relating to the six months ended June 30, 2005 and 2004 is unaudited)
DECEMBER 31, 2004

NOTE 11 -	RELATED PARTY TRANSACTIONS AND EQUITY ISSUED IN EXCHANGE FOR SERVICES - CONTINUED

In May, 2005, the Company amended an agreement with a consultant whereby the Company agreed to pay the consultant for services to be rendered for the 12 month period beginning November, 2004, by granting the consultant 3.888 LLC Units and, accordingly, recognized approximately $335,000 of consulting expense during the 6 months ended June 30, 2005.

Related to the amended agreement with a consultant, described above, the Company issued 1.287 LLC Units to certain members who elected not to be diluted by the LLC Units issued to the consultant. The Company recognized approximately $110,000 in expense in the second quarter of 2005 related to this issuance.

NOTE 12 -	SUBSEQUENT EVENTS - (unaudited)

On August 15, 2005, the Company executed a 5 year agreement to lease approximately 34,500 square feet of industrial space in Allegheny County, PA, to house its manufacturing operations and certain administrative functions. Terms of the lease provide for minimum lease payments of $14,373 per month, plus increases in real estate taxes and insurance costs over 2005 “Base Year” costs. The Company expects to take occupancy of the space after the landlord makes certain improvements to the property, but in no event later than 60 days from the date of the lease. The Company has the right to extend the lease for an additional 5 years, with certain adjustments made to the base rent. The Company will be vacating its current facility in Jefferson Hills, PA, which is currently being rented on a month-to-month basis.

On August 16, 2005, the Company’s shareholders voted to change its name to HydroGen Corporation. In addition, shareholders also approved a 1:25 reverse stock split and adoption of the Company’s 2005 Performance Equity Plan, as amended.

Upon approval of the reverse stock split, each share of HydroGen’s preferred stock converted into 185.35125 shares of the Company’s common stock. Additionally, shareholders holding less than 2,500 shares but at least 100 shares as of the record date received 100 shares of common stock after the reverse split. This is to prevent shareholders from owning less than 100 shares after the reverse split. The result of this special treatment is that 11,574 additional shares of common stock were issued. Shareholders also received a full share of common stock for any fractional share interests created by the reverse split.

After giving effect to the preferred stock conversion, the reverse stock split and the special treatment afforded to holders of less than 2,500 shares and fractional shares, the Company has approximately 7.6 million common shares outstanding.

In September 2005, the Company sold a total of 134,439 common shares to two institutional of investors for aggregate proceeds of $600,000, or $4.463 per share, in a private placement. The Company paid a total of $13,500 in commissions related to this private placement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The laws of Nevada permit the indemnification of directors, employees, officers and agents of Nevada corporations. Our bylaws provide that we shall indemnify to the fullest extent permitted by Nevada law any person whom we are able to indemnify under that law.

The provisions of Nevada law that authorize indemnification limit their application only to circumstances where the indemnified person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws.

To the extent that we indemnify our management for liabilities arising under securities laws, we have been informed by the SEC that this indemnification is against public policy and is therefore unenforceable.

ITEM 25.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses payable by us in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee	$4,100.67
Legal Fees and Expenses	25,000.00
Accounting Fees and Expenses	10,000.00
Financial Printing and Engraving	2,500.00
Blue Sky Fees and Expenses	2,500.00
Miscellaneous	5,899.33
TOTAL	$50,000.00

ITEM 26.	RECENT SALES OF UNREGISTERED SECURITIES

During the fiscal year ended March 31, 2004, 111,292 shares of common stock were issued on conversion of the Series A Preferred Stock for no consideration. The shares were issued to an accredited investor as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933 applicable to the original issuance of the preferred stock.

On May 4, 2004, 800,000 shares of common stock were sold to Keating Reverse Merger Fund for $80,000, an accredited investor. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On April 4, 2004, 245,000 shares of common stock were issued to a judgment creditor for a release and settlement of $24,500 of liability of the company. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On May 27, 2004, 100,000 shares of common stock were sold to Keating Reverse Merger Fund for $10,000, an accredited investor. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On May 27, 2004, 400,000 shares of common stock were issued to Kevin R. Keating, the sole officer and director, as compensation for services to the company, valued at $40,000. Mr. Keating was an accredited investor. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On November 19, 2004, 100,000 shares of common stock were issued to a financial consultant for services valued at $10,000. The recipient was an accredited investor. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On April 4, 2005, 135,000 shares of common stock were issued to a financial consultant for services valued at $13,500. The recipient was an accredited investor. The shares were issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On July 7, 2005, the company issued 953,824 shares of Series B Preferred Stock to the members of HydroGen LLC and four institutional investors. The preferred stock was convertible into common stock, and on August 19, 2005 was converted into 7,071,733 shares of common stock. The members of the HydroGen LLC were either accredited investors or sophisticated investors or employees on the basis of various representations made by the persons in the exchange agreement or various investment agreements. The institutional investors were accredited investors on the basis of representations in their investment agreements. The company filed a Form D with respect to the institutional investors subscription for the preferred stock. The preferred stock converted for no additional consideration. The preferred stock was issued as restricted stock on the basis of an exemption under Section 4(2) of the Securities Act of 1933.

On September 9, 2005 and September 21, 2005, the company sold an aggregate of 134,439 shares of common stock to two institutional investors for aggregate gross proceeds of $600,000. The common stock was issued as restricted stock on the basis of an exemption under Section 4(a) of the Securities Act of 1933.

ITEM 27.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No	Description of Document

2.1(9)	Exchange Agreement by and between Chiste Corporation, HydroGen, LLC, and certain members of HydroGen, LLC dated May 13, 2005
3.1(1)	Articles of Incorporation of TSI Handling, Inc.
3.2(1)	Certificate of Amendment to the Articles of Incorporation of TSI Handling, Inc.
3.3(1)	Certificate of Designation - Series A 10% Cumulative Convertible Preferred Stock
3.4(8)	Certificate of Amendment to the Articles of Incorporation of Dyna-Cam Engine Corporation changing the name to Chiste Corporation

Exhibit No	Description of Document

3.5(11)	Certificate of Designation - Series B Preferred Stock
3.6	Certificate of Amendment to the Articles of Incorporation of Chiste Corporation change the name to HydroGen Corporation*
3.7	Certificate of Amendment to Articles of Incorporation to terminate Series B Preferred Stock Certificate of Designations*
3.8(1)	Bylaws of TSI Handling, Inc.
5.1	Opinion of Graubard Miller*
10.1(1)	Capital Advisory and Financial Consulting Agreement dated March 31, 2001 by and between TSI Handling, Inc. d/b/a Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.2(2)	Agreement for Convertible Secured Line of Credit dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.3(2)	Security Agreement dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.4(3)	Employment Retention Agreement dated April 24, 2001 between Dyna-Cam Engine Corporation and Jack E. Dahl
10.5(4)
Disposition of Collateral and Settlement Agreement dated June 30, 2003 between Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer, Palmer Holdings, Ltd. and Aero Marine Engine Corp.

10.6(4)
Settlement and Release Agreement dated July 1, 2003 by and among Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer, Claude Palmer, Ambrose Hope, DC Engines Corporation and Palmer Holdings, Ltd.

10.7(4)	Purchase and Settlement Agreement dated July 1, 2003 by and between Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer and Palmer Holdings, Ltd.
10.8(5)	First Amendment to the Agreement for Convertible, Secured Line of Credit between Aztore and Dyna-Cam Engine Corporation effective June 30, 2003.
10.9(6)	Second Amendment to the Agreement for Convertible, Secured Line of Credit between Aztore and Dyna-Cam Engine Corporation effective August 30, 2003.
10.10(6)	Non Aztore Conversion Rights Agreement effective August 30, 2003.
10.11(8)	Release and Settlement Agreement dated April 28, 2004 by and between Dyna-Cam Engine Corporation and The Aviary, LLC.

Exhibit No	Description of Document

10.12(8)	Release and Settlement Agreement dated May 3, 2004 by and between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.13(7)	Securities Purchase Agreement dated May 4, 2004 by and among Keating Reverse Merger Fund LLC as Buyer, Chiste Corporation and Aztore Holdings, Inc., as Selling Noteholder.
10.14(10)	2005 Performance Equity Plan
10.15(11)	Voting Agreement Form among Registrant, holders of Preferred Shares and others
10.16(11)	Employment Agreement - Joshua Tosteson
10.17(11)	Employment Agreement - Scott Schecter
10.18(11)	Employment Agreement - Scott Wilshire
10.19(11)	Employment Agreement - Greg Morris
10.20(11)	Option Agreement - Scott Schecter
10.21(11)	Option Agreement - Scott Wilshire
10.22(12)	Option Agreement - Greg Morris
10.23(11)	Form of General Investor Stock Purchase Agreement, including voting agreement
10.24(11)	Form of Preferred Shares Investor Stock Purchase Agreement for institutional investors
10.25(11)	Preferred Shares Investor Registration Rights Agreement for institutional investors
10.26(11)	Code of Ethics
10.27(13)	Agreement of Department of Development of the State of Ohio dated August 26, 2005
10.28(13)	Patent License from US Department of Energy dated August 26, 2005
23.1	Consent of Saltz, Shamis & Goldfarb, Inc.*
23.2	Consent of Goldstein Golub Kessler LLP*
23.3	Consent of Graubard Miller (Contained in Exhibit 5.1)*
_____________________________________

* Filed herewith

(1)	Incorporated by reference from HydroGen’s Form 10-SB as filed with the SEC on December 6, 2000.

(2)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended December 31, 2000 as filed with the SEC on July 2, 2001.

(3)	Incorporated by reference from HydroGen’s Form 10-KSB for the fiscal year ended March 31, 2003 as filed with the SEC on July 16, 2001.

(4)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on July 15, 2003.

(5)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended June 30, 2003 as filed with the SEC on August 12, 2003.

(6)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended September 30, 2003 as filed with the SEC on December 29, 2003.

(7)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on May 7, 2004.

(8)	Incorporated by reference from HydroGen’s Form 10-KSB for the fiscal year ended March 31, 2004 as filed with the SEC on May 26, 2004.

(9)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on May 18, 2005.

(10)	Incorporated by reference from HydroGen’s Proxy Statement dated August 1, 2005.

(11)	Incorporated by reference from HydroGen’s Form 8-K filed with the SEC on July 11, 2005.

(12)	Incorporated by reference from Exhibit 10.7 on Form 8-K dated July 7, 2005.

(13)	Incorporated by reference from exhibits filed on Form 8-K dated August 26, 2005

ITEM 28.	UNDERTAKINGS

The undersigned issuer undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(1) include any prospectus required by section 10(a)(3) of the Securities Act;

(2) reflect in the prospectus any facts or events arising after the effective date of the registration statement;

(3) include any additional or changed material information regarding the plan of distribution;

(4) for determining liability under the Securities Act, we will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering; and

(5) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) As indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) We undertake:

(1)  For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the prospectus and the offering of such securities at that time shall be deemed to be the initial bona fide offering of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in New York City, New York on September 22, 2005.

HYDROGEN CORPORATION

By:	/s/ LEO BLOMEN
Leo Blomen
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Leo Blomen	Chief Executive Officer and Director	September 22, 2005
Leo Blomen	(Principal Executive Officer)

/s/ Joshua Tosteson	President	September 22, 2005
Joshua Tosteson

/s/ Scott Schecter	Chief Financial Officer and Secretary	September 22, 2005
Scott Schecter	(Principal Financial Officer and
Principal Accounting Officer)

Exhibit Index

Exhibit No.	Description of Document

2.1(9)	Exchange Agreement by and between Chiste Corporation, HydroGen, LLC, and certain members of HydroGen, LLC dated May 13, 2005
3.1(1)	Articles of Incorporation of TSI Handling, Inc.
3.2(1)	Certificate of Amendment to the Articles of Incorporation of TSI Handling, Inc.
3.3(1)	Certificate of Designation - Series A 10% Cumulative Convertible Preferred Stock
3.4(8)	Certificate of Amendment to the Articles of Incorporation of Dyna-Cam Engine Corporation changing the name to Chiste Corporation
3.5(11)	Certificate of Designation - Series B Preferred Stock
3.6	Certificate of Amendment to the Articles of Incorporation of Chiste Corporation change the name to HydroGen Corporation*
3.7	Certificate of Amendment to Articles of Incorporation to terminate Series B Preferred Stock Certificate of Designations*
3.8(1)	Bylaws of TSI Handling, Inc.
5.1	Opinion of Graubard Miller*
10.1(1)	Capital Advisory and Financial Consulting Agreement dated March 31, 2001 by and between TSI Handling, Inc. d/b/a Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.2(2)	Agreement for Convertible Secured Line of Credit dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.3(2)	Security Agreement dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.4(3)	Employment Retention Agreement dated April 24, 2001 between Dyna-Cam Engine Corporation and Jack E. Dahl
10.5(4)
Disposition of Collateral and Settlement Agreement dated June 30, 2003 between Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer, Palmer Holdings, Ltd. and Aero Marine Engine Corp.

Exhibit No.	Description of Document

10.6(4)
Settlement and Release Agreement dated July 1, 2003 by and among Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer, Claude Palmer, Ambrose Hope, DC Engines Corporation and Palmer Holdings, Ltd.

10.7(4)	Purchase and Settlement Agreement dated July 1, 2003 by and between Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer and Palmer Holdings, Ltd.
10.8(5)	First Amendment to the Agreement for Convertible, Secured Line of Credit between Aztore and Dyna-Cam Engine Corporation effective June 30, 2003.
10.9(6)	Second Amendment to the Agreement for Convertible, Secured Line of Credit between Aztore and Dyna-Cam Engine Corporation effective August 30, 2003.
10.10(6)	Non Aztore Conversion Rights Agreement effective August 30, 2003.
10.11(8)	Release and Settlement Agreement dated April 28, 2004 by and between Dyna-Cam Engine Corporation and The Aviary, LLC.
10.12(8)	Release and Settlement Agreement dated May 3, 2004 by and between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.
10.13(7)	Securities Purchase Agreement dated May 4, 2004 by and among Keating Reverse Merger Fund LLC as Buyer, Chiste Corporation and Aztore Holdings, Inc., as Selling Noteholder.
10.14(10)	2005 Performance Equity Plan
10.15(11)	Voting Agreement Form among Registrant, holders of Preferred Shares and others
10.16(11)	Employment Agreement - Joshua Tosteson
10.17(11)	Employment Agreement - Scott Schecter
10.18(11)	Employment Agreement - Scott Wilshire
10.19(11)	Employment Agreement - Greg Morris
10.20(11)	Option Agreement - Scott Schecter
10.21(11)	Option Agreement - Scott Wilshire
10.22(12)	Option Agreement - Greg Morris
10.23(11)	Form of General Investor Stock Purchase Agreement, including voting agreement
10.24(11)	Form of Preferred Shares Investor Stock Purchase Agreement for institutional investors

Exhibit No.	Description of Document

10.25(11)	Preferred Shares Investor Registration Rights Agreement for institutional investors
10.26(11)	Code of Ethics
10.27(13)	Agreement of Department of Development of the State of Ohio dated August 26, 2005
10.28(13)	Patent License from US Department of Energy dated August 26, 2005
23.1	Consent of Saltz, Shamis & Goldfarb, Inc.*
23.2	Consent of Goldstein Golub Kessler LLP*
23.3	Consent of Graubard Miller (Contained in Exhibit 5.1)*
_____________________________________

* Filed herewith

(1)	Incorporated by reference from HydroGen’s Form 10-SB as filed with the SEC on December 6, 2000.

(2)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended December 31, 2000 as filed with the SEC on July 2, 2001.

(3)	Incorporated by reference from HydroGen’s Form 10-KSB for the fiscal year ended March 31, 2003 as filed with the SEC on July 16, 2001.

(4)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on July 15, 2003.

(5)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended June 30, 2003 as filed with the SEC on August 12, 2003.

(6)	Incorporated by reference from HydroGen’s Form 10-QSB for the three months ended September 30, 2003 as filed with the SEC on December 29, 2003.

(7)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on May 7, 2004.

(8)	Incorporated by reference from HydroGen’s Form 10-KSB for the fiscal year ended March 31, 2004 as filed with the SEC on May 26, 2004.

(9)	Incorporated by reference from HydroGen’s Form 8-K as filed with the SEC on May 18, 2005.

(10)	Incorporated by reference from HydroGen’s Proxy Statement dated August 1, 2005.

(11)	Incorporated by reference from HydroGen’s Form 8-K filed with the SEC on July 11, 2005.

(12)	Incorporated by reference from Exhibit 10.7 on Form 8-K dated July 7, 2005.

(13)	Incorporated by reference from exhibits filed on Form 8-K dated August 26, 2005